2007 ANNUAL REPORT

The difference between

ill-advised

and

well-advised

is

"I" and "*we*"

In 2007, Administaff marked its 22nd year of helping small and medium-sized businesses compete in the marketplace. Our industry-leading human resources (HR) services provide clients and employees with administrative relief, big company benefits, reduced liabilities and improved productivity. During the past 12 months, we continued our record of generating strong earnings, improved direct cost management, expanded our benefits offerings and registered solid progress in serving middle-market businesses. In addition, the Company increased stockholder value through the largest annual share buyback in our history.

2007 Financial Performance

Revenues increased 13.0 percent in 2007 to $1.6 billion, on a 9.6 percent increase in the average number of paid worksite employees. Gross profit increased 8.2 percent to $305.9 million, and diluted net earnings per share increased 6.1 percent to $1.74 from $1.64. Our overall client satisfaction levels reached their highest point in the Company's history, at slightly over 91 percent.

During the year, we generated $89.7 million of EBITDA. Despite cash outlays of $80.5 million for share repurchases and $11.9 million for dividends, Administaff reported working capital of $97.2 million at Dec. 31, 2007.

The Company's solid financial performance in 2007, combined with value-added developments in our sales and service areas and improvements in our middle-market program, further strengthen Administaff's position as a premier HR provider.

Direct Cost Management

In the second quarter of 2007, Administaff announced a new agreement with UnitedHealthcare that extends our current medical and dental plans for an additional three years beginning Jan. 1, 2008. Based on the progressive improvements we achieved in program performance over a sustained, multi-year period, our capital requirements under the program were reduced from $11.0 million to $9.0 million. Lower administrative fees are anticipated to produce savings of approximately $17-$20 million over the life of the agreement. In addition, we modified co-payments and deductibles in our health care plans to better manage costs and made plan changes consistent with those of many other large and small companies.

The second major accomplishment in managing our direct costs is a new workers' compensation program through Lockton Companies, Inc., the nation's seventh-largest property and casualty insurance broker, which will provide us with policy administration services. This new relationship allowed us to move our workers' compensation from AIG to the ACE Group of Companies as of Oct. 1, 2007, and is expected to result in administrative cost savings of at least $2 million in the first policy year, as well as reduce our cash funding requirements.

Expanded Benefit Options

Administaff also added value to its offerings by expanding benefit options to clients and employees through important new programs involving Administaff Retirement Services (ARS), and identity theft and pet insurance coverages.

ARS surpassed $1 billion in plan assets in the fourth quarter of 2007. This milestone, attained by fewer than five percent of listed 401(k) plan recordkeepers in the U.S., helps to significantly lower plan costs for participants through fees that are not retained by the Administaff 401(k) Plan, but instead are used to pay Plan expenses. In September 2007, Administaff announced several ARS plan developments for 2008, including a deferred compensation plan, a Roth 401(k) feature and expanded investment options for prototype plans. The deferred compensation plan, which serves as an important tax-planning tool, is often requested by middle-market prospects to allow them to better attract and retain key employees. Also, effective Jan. 1, 2008, we began offering automatic enrollment for qualifying participants in the Administaff 401(k) Plan, which is expected to boost Plan participation.



Strengthening Our Middle-Market Initiative

During 2007, Administaff carefully analyzed our middle-market segment of businesses (those with 150 to 2,000 employees) and reaffirmed its importance as a viable target market. Building on the unique traits, policies and practices of decision-makers within these companies, improved sales and service platforms were deployed to address the needs of clients and prospects in this area. We also held stewardship meetings with several renewing clients to provide detailed information about the cost and value of their Administaff services. The results were very positive, and meetings of this type are planned on a wider scale during 2008.

Share Repurchases

Last year marked the Company's largest annual share repurchase of Administaff stock, and is a key indicator of our strong cash flow. Through this program in 2007, the Company repurchased a total of 2.3 million or 8.5 percent of outstanding shares. Our share buybacks, combined with the quarterly payment of dividends, represents important shareholder value.

The State of the Economy

Small business owner sentiment at present is more hesitant and conservative given the uncertainty that accompanies the current phase of the economic cycle. We are responding to this climate by cutting expenses where appropriate and taking advantage of targeted opportunities. For example, although we are reducing the number of projected sales office openings from eight to four in 2008, Administaff is starting the year with approximately 280 trained sales personnel, which is 11 percent higher than Jan. 1, 2007, and we will continue to maintain an aggressive sales recruiting posture. On a separate note, our improved recruiting operation for clients will enable us to help them take advantage of the weaker labor market.

In summary, Administaff continues its industry-leading position by offering and expanding one of the broadest arrays of HR services available to our country's best small and medium-sized businesses. This is possible in large measure because our dedicated corporate staff goes the extra mile in serving our clients and employees, and I express my gratitude for such commitment. Additionally, I want to thank Administaff's board of directors for its valuable guidance and contributions in achieving our corporate goals. With the significant developments of 2007 and the economic opportunities of 2008, Administaff is well-positioned to continue its growth and service to many of our nation's entrepreneurs, employees and their families.

Sincerely,

Paul J. Sarvadi
Chairman and Chief Executive Officer
March 24, 2008

The mission of Administaff is to help the best small and medium-sized businesses succeed, making life better for clients, employees, their families and shareholders.

A little more than 20 years ago, Administaff was a two-person operation. Like you, we had dreams, goals and determination. We believed that by practicing what we preached – smart human resources (HR) – we could revolutionize the way small businesses operate. Today, we are known throughout the country as a small business advocate. Why? Because we get it. We've been there. We know what small businesses are going through. What small businesses need. What small businesses expect and what it will take for small businesses to realize their dreams. Innovative HR practices have helped us grow into a large and successful company. Yet with all this success, one thing remains the same. We have the heart of a small business.

Financial Highlights

	Year ended December 31,				
	2007	2006	2005	2004	2003
	(in thousands, except per share and statistical data)				
Income Statement Data:					
Revenues [1]	$ 1,569,977	$ 1,389,464	$ 1,169,612	$ 969,527	$ 890,859
Gross profit	305,922	282,729	235,756	197,694	197,105
Operating income	62,214	61,565	43,767	22,131	24,274
Net income from continuing operations	47,492	46,506	29,983	19,210	14,985
Net loss from discontinued operations					(2,121)
Net income	47,492	46,506	29,983	19,210	12,864
Diluted net income per share from continuing operations	$ 1.74	$ 1.64	$ 1.12	$ 0.72	$ 0.55
Balance Sheet Data:					
Working capital	$ 97,180	$ 128,401	$ 93,235	$ 47,500	$ 56,032
Total assets	560,651	561,515	495,439	355,388	348,071
Total debt	1,166	1,749	34,890	36,539	42,362
Total stockholders equity	198,675	228,445	182,429	126,529	122,634
Cash dividends per share	0.44	0.36	0.28		
Statistical Data:					
Average number of worksite employees paid per month during period	110,291	100,675	88,780	77,936	75,036
Revenues per worksite employee per month [2]	$ 1,186	$ 1,150	$ 1,098	$ 1,037	$ 989
Gross profit per worksite employee per month	$ 231	$ 234	$ 221	$ 211	$ 219
Operating income per worksite employee per month	$ 47	$ 51	$ 41	$ 24	$ 27

(1) Gross billings of $9.437 billion, $8.055 billion, $6.633 billion, $5.377 billion, and $4.829 billion, less worksite employee payroll cost of $7.867 billion, $6.666 billion, $5.463 billion, $4.407 billion and $3.938 billion, respectively.

(2) Gross billings of $7,130, $6,667, $6,226, $5,749 and $5,363 per worksite employee per month, less payroll cost of $5,944, $5,517, $5,128, $4,712 and $4,373 per worksite employee per month, respectively.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

SEC Mail Processing Section
APR 04 2008
Washington, DC
101

(Mark One)

☒ Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2007.
or

☐ Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from __________ to __________

Commission File No. 1-13998

Administaff, Inc.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	76-0479645 (I.R.S. Employer Identification No.)
19001 Crescent Springs Drive Kingwood, Texas (Address of principal executive offices)	77339 (Zip Code)

Registrant's Telephone Number, Including Area Code: (281) 358-8986

Securities Registered Pursuant to Section 12(b) of the Act:

Common Stock, par value $0.01 per share	New York Stock Exchange
Rights to Purchase Series A Junior Participating Preferred Stock	New York Stock Exchange
(Title of class)	(Name of Exchange on Which Registered)

Securities Registered Pursuant to Section 12(g) of the Act: NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definition of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of February 1, 2008, 25,931,221 shares of the registrant's common stock, par value $0.01 per share, were outstanding. As of the last business day of the registrant's most recently completed second quarter, the aggregate market value of the common stock held by non-affiliates (based upon the June 30, 2007, closing price of the common stock as reported by the New York Stock Exchange) was approximately $789 million.

DOCUMENTS INCORPORATED BY REFERENCE

Part III information is incorporated by reference from the proxy statement for the annual meeting of stockholders to be held May 6, 2008, which the registrant intends to file within 120 days of the end of the fiscal year.

TABLE OF CONTENTS

PART I

Unless otherwise indicated, "Administaff," "the Company," "we," "our" and "us" are used in this annual report to refer to the businesses of Administaff, Inc. and its consolidated subsidiaries. This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can identify such forward-looking statements by the words "expects," "intends," "plans," "projects," "believes," "estimates," "likely," "possibly," "probably," "goal," "objective," "assume," "outlook," "guidance," "predicts," "appears," "indicator" and similar expressions. In the normal course of business, in an effort to help keep our stockholders and the public informed about our operations we may, from time to time, issue such forward-looking statements, either orally or in writing. Generally, these statements relate to business plans or strategies, projected or anticipated benefits or other consequences of such plans or strategies, or projections involving anticipated revenues, earnings or other aspects of operating results. We base the forward-looking statements on our current expectations, estimates and projections. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties and assumptions that we cannot predict. In addition, we have based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. Therefore, the actual results of the future events described in such forward-looking statements in this annual report, or elsewhere, could differ materially from those stated in such forward-looking statements. Among the factors that could cause actual results to differ materially are the risks and uncertainties discussed in this annual report, including, without limitation, factors discussed in Item 1, "Business," Item 1A, "Risk Factors," and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," including the factors discussed under the caption "Factors That May Affect Future Results and the Market Price of Common Stock," beginning on page 40.

ITEM 1. BUSINESS.

General

Administaff is a professional employer organization ("PEO") that provides a comprehensive Personnel Management System[SM] encompassing a broad range of services, including benefits and payroll administration, health and workers' compensation insurance programs, personnel records management, employer liability management, employee recruiting and selection, employee performance management and employee training and development services to small and medium-sized businesses in strategically selected markets. We were organized as a corporation in 1986 and have provided PEO services since inception. We also perform recordkeeping services for defined contribution plans and offer an online portal for human resource products, services and information, as well as small business software applications.

Our principal executive offices are located at 19001 Crescent Springs Drive, Kingwood, Texas 77339. Our telephone number at that address is (281) 358-8986 and the Company's Web site address is http://www.administaff.com. Our stock is traded on the New York Stock Exchange under the symbol "ASF." Periodic SEC filings, including our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and if applicable, amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available through our Web site free of charge as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC.

Our Personnel Management System is designed to improve the productivity and profitability of small and medium-sized businesses. It relieves business owners and key executives of many employer-related administrative and regulatory burdens, which enables them to focus on the core competencies of their businesses. It also promotes employee performance through human resource management techniques that improve employee satisfaction. We provide the Personnel Management System by entering into a Client Service Agreement ("CSA"), which establishes a three-party relationship whereby we and our client act as co-employers of the employees who work at the client's location ("worksite employees"). Under the CSA, we assume responsibility for personnel administration and compliance with most employment-related governmental regulations, while the client retains the employees' services in its business and remains the employer for various other purposes. We charge a comprehensive service fee ("comprehensive service fee" or "gross billing"), which is invoiced concurrently with the processing of payroll for the worksite employees of the client. The comprehensive service fee consists of the payroll of our worksite employees and a markup computed as a percentage of the payroll cost of the worksite employees.

We accomplish the objectives of the Personnel Management System through a High Touch/High Tech approach to service delivery. In advisory areas, such as recruiting, employee performance management and employee training, we employ a high touch approach designed to ensure that our clients receive the personal attention and expertise needed to create a customized human resources solution. For transactional processing, we employ a high tech approach that provides secure, convenient information exchange among Administaff, our clients and our worksite employees, creating efficiencies for all parties. The primary component of the high tech portion of our strategy is the Employee Service Center ("ESC"). The ESC is our Web-based interactive PEO service delivery platform, which is designed to provide automated, personalized PEO services to our clients and worksite employees.

As of December 31, 2007, we had 49 sales offices in 24 markets. Our long-term strategy is to operate approximately 90 sales offices located in 40 strategically selected markets. We opened eight new sales offices and entered two new markets in 2007. We intend to open four new sales offices in 2008.

Our national expansion strategy also includes regionalized data processing for payroll and benefits transactions and localized face-to-face human resource services. As of December 31, 2007, we had four regional service centers, and had human resource and client service personnel located in a majority of our 24 sales markets. We paid an average of 115,451 worksite employees in the fourth quarter of 2007.

PEO Industry

The PEO industry began to evolve in the early 1980s largely in response to the burdens placed on small and medium-sized employers by an increasingly complex legal and regulatory environment. While various service providers were available to assist these businesses with specific tasks, PEOs emerged as providers of a more comprehensive range of services relating to the employer/employee relationship. In a PEO arrangement, the PEO assumes broad aspects of the employer/employee relationship. Because PEOs provide employer-related services to a large number of employees, they can achieve economies of scale that allow them to perform employment-related functions more efficiently, provide a greater variety of employee benefits and devote more attention to human resources management than a client can individually.

We believe the key factors driving demand for PEO services include:

- the focus on growth and productivity of the small and medium-sized business community in the United States, utilizing outsourcing to concentrate on core competencies;
- the need to provide competitive health care and related benefits to attract and retain employees;
- the increasing costs associated with health and workers' compensation insurance coverage, workplace safety programs, employee-related complaints and litigation; and
- complex regulation of employment issues and the related costs of compliance, including the allocation of time and effort to such functions by owners and key executives.

A significant factor in the development of the PEO industry has been increasing recognition and acceptance of PEOs and the co-employer relationship by federal and state governmental authorities. Administaff and other industry leaders, in concert with the National Association of Professional Employer Organizations ("NAPEO"), have worked with the relevant governmental entities for the establishment of a regulatory framework that protects clients and employees, discourages unscrupulous and financially unsound companies, and promotes further development of the industry. Currently, 32 states have enacted legislation either recognizing PEOs or requiring licensing, registration, or certification, and several others are considering such regulation. Such laws vary from state to state but generally provide for monitoring the fiscal responsibility of PEOs. State regulation assists in screening insufficiently capitalized PEO operations and helps to resolve interpretive issues concerning employee status for specific purposes under applicable state law. We have actively supported such regulatory efforts and are currently recognized, licensed, registered, certified or pursuing registration in all 32 of these states. The cost of compliance with these regulations is not material to our financial position or results of operations.

Service Offerings

PEO Services

We serve small and medium-sized businesses by providing our Personnel Management System, which encompasses a broad range of services, including:

- benefits and payroll administration;
- health and workers' compensation insurance programs;
- personnel records management;
- employer liability management;
- employee recruiting and selection;
- employee performance management; and
- training and development services.

The Personnel Management System is designed to attract and retain high-quality employees, while relieving client owners and key executives of many employer-related administrative and regulatory burdens. Among the employment-related laws and regulations that may affect a client are the following:

- Internal Revenue Code (the "Code");
- Federal Income Contribution Act (FICA);
- Federal Unemployment Tax Act (FUTA);
- Fair Labor Standards Act (FLSA)*;
- Employee Retirement Income Security Act, as amended (ERISA);
- Consolidated Omnibus Budget Reconciliation Act of 1987 (COBRA);
- Immigration Reform and Control Act (IRCA);
- Title VII (Civil Rights Act of 1964)*;
- Americans with Disabilities Act (ADA)*;
- Age Discrimination in Employment Act (ADEA)*;
- The Family and Medical Leave Act (FMLA)*;
- Health Insurance Portability and Accountability Act (HIPAA);
- Drug-Free Workplace Act*;
- Occupational Safety and Health Act (OSHA)*;
- Worker Adjustment and Retraining Notification Act (WARN);
- Uniformed Services Employment and Reemployment Rights Act (USERRA);
- State unemployment and employment security laws; and
- State workers' compensation laws.

* And similar state laws

While these regulations are complex, and in some instances overlapping, we assist our clients in achieving compliance with these regulations by providing services in four primary categories:

- administrative functions;
- benefit plans administration;
- personnel management; and
- employer liability management.

All of the following services are included in the Personnel Management System and are available to all clients:

Administrative Functions. Administrative functions encompass a wide variety of processing and record keeping tasks, mostly related to payroll administration and government compliance. Specific examples include:

- payroll processing;
- payroll tax deposits;
- quarterly payroll tax reporting;
- employee file maintenance;
- unemployment claims processing; and
- workers' compensation claims reporting.

Benefit Plans Administration. We maintain several benefit plans including the following types of coverage:

- group health coverage;
- a health care flexible spending account plan;
- an educational assistance program;
- an adoption assistance program;
- group term life insurance;
- universal life insurance coverage;
- accidental death and dismemberment insurance coverage;
- short-term and long-term disability insurance coverage; and
- a 401(k) retirement plan.

The group health plan includes medical, dental, vision, a worklife program and a prescription drug program. All benefit plans are provided to eligible employees based on the specific eligibility provisions of each plan. We are the policyholder responsible for the costs and premiums associated with any group insurance policies that provide benefits under these plans and act as plan sponsor and administrator of the plans. We negotiate the terms and costs of the plans, maintain the plans in accordance with applicable federal and state regulations and serve as liaison for the delivery of such benefits to worksite employees. We believe this variety and quality of benefit plans are generally not available to employees in our small and medium-sized business target market and are usually offered only by larger companies that can spread program costs over a much larger group of employees. As a result, we believe the availability of these benefit plans provides our clients with a competitive advantage that small and medium-sized businesses are typically unable to attain on their own.

Personnel Management. We provide a wide variety of personnel management services that give our clients access to resources normally found only in the human resources departments of large companies. All clients have access to our comprehensive personnel guide, which sets forth a systematic approach to administering personnel policies and practices, including recruiting, discipline and termination procedures. Other human resources services we provide include:

- drafting and reviewing personnel policies and employee handbooks;
- designing job descriptions;
- performing prospective employee screening and background investigations;
- designing performance appraisal processes and forms;
- professional development and issues-oriented training;
- employee counseling;
- substance abuse awareness training;
- drug testing;
- outplacement services; and
- compensation guidance.

Employer Liability Management. Under the CSA, we assume many of the employment-related responsibilities associated with the administrative functions, benefit plans administration and personnel management services we provide. For those employment-related responsibilities that are the responsibility of the client or we share with our clients, we can assist our clients in managing and limiting exposure. This includes first time and ongoing safety-related risk management reviews, as well as the implementation of safety programs designed to reduce workers' compensation claims. We also provide guidance to clients for avoiding liability claims for discrimination, sexual harassment and civil rights violations, and participate in termination decisions to attempt to minimize liability on those grounds. We employ in-house and external counsel, specializing in several areas of employment law, who have broad experience in disputes concerning the employer/employee relationship and provide support to our human resources service specialists. As part of our comprehensive service, we also maintain employment practice liability insurance coverage for ourselves and our clients, monitor changing government regulations and notify clients of the potential effect of such changes on employer liability.

Employee Service Center^{SM}. The Employee Service Center ("ESC") is our Web-based interactive PEO service delivery platform, which is designed to provide automated, personalized PEO content and services to our clients and worksite employees. The ESC provides a wide range of functionality, including:

- WebPayroll^{SM} for the submission and approval of payroll data;
- client-specific payroll information and reports;
- employee information, including online check stubs and pay history reports;
- employee specific benefits content, including summary plan descriptions and enrollment status;
- access to 401(k) plan information through the Retirement Service Center ^{SM};
- online human resources forms;
- best practices human resource management process maps and process overviews;
- an online personnel guide;
- e-Learning Web-based training;
- online recruiting services through the Administaff Talent Network;
- links to benefits providers and other key vendors; and
- frequently asked questions.

The ESC also contains MarketPlace^{SM}, an eCommerce portal that brings a wide range of product and service offerings from best-of-class providers to our clients, worksite employees and their families. MarketPlace offerings include:

- financial services;
- technology solutions;
- communications services;
- travel services;
- leisure and entertainment services;
- retail services;
- gifts and rewards;
- insurance services;
- real estate services;
- research and consulting services; and
- other business and consumer products and services.

MarketPlace also features the Client Network^{SM}, where our clients can offer their products and services to one another.

HR Software Products. In December 2005, we acquired HRTools.com, an online portal for human resources products, services and information from KnowledgePoint, a subsidiary of Recruitmax. The acquisition also included small business software applications related to job descriptions, performance reviews, and personnel policies and procedures. The applications are sold primarily to small business customers through online subscription arrangements, packaged software ordered through the HRTools.com Web site, or through various reseller arrangements.

Client Service Agreement

All PEO clients execute an Administaff Client Service Agreement ("CSA"). The CSA generally provides for an on-going relationship, subject to termination by Administaff or the client upon 30 days written notice or upon shorter notice in the event of default. The CSA establishes our comprehensive service fee, which is subject to periodic adjustments to account for changes in the composition of the client's workforce, employee benefit election changes and statutory changes that affect our costs. Under the provisions of the CSA, clients active in January of any year are obligated to pay the estimated payroll tax component of the comprehensive service fee in a manner that reflects the pattern of incurred payroll tax costs. New clients enrolling subsequent to January of any year are invoiced at a relatively constant rate throughout the remaining portion of the year, resulting in improved profitability over the course of the year for those clients because of the typical pattern of incurred payroll tax costs.

The CSA also establishes the division of responsibilities between Administaff and the client as co-employers. Pursuant to the CSA, we are responsible for personnel administration and are liable for compliance with certain employment-related government regulations. In addition, we assume liability for payment of salaries and wages (as well as related payroll taxes) of our worksite employees and responsibility for providing specified employee benefits to such persons. These liabilities are not contingent on the prepayment by the client of the associated comprehensive service fee and, as a result of our employment relationship with each of our worksite employees, we are liable for payment of salary and wages to the worksite employees as reported by the client and are responsible for providing specified employee benefits to such persons, regardless of whether the client pays the associated comprehensive service fee. The client retains the employees' services and remains liable for complying with certain government regulations, compliance with which requires control of the worksite or daily supervisory responsibility or is otherwise beyond our ability to assume. A third group of responsibilities and liabilities are shared by Administaff and the client where such joint responsibility is appropriate. The specific division of applicable responsibilities under the majority of CSAs are as follows:

Administaff

- Payment of wages and salaries as reported by the client and related tax reporting and remittance (local, state and federal withholding, FICA, FUTA, state unemployment);
- Workers' compensation compliance, procurement, management and reporting;
- Compliance with COBRA, HIPAA and ERISA (for each employee benefit plan sponsored solely by Administaff), as well as monitoring changes in other governmental regulations governing the employer/employee relationship and updating the client when necessary; and
- Employee benefits administration of plans sponsored solely by Administaff.

Client

- Payment, through Administaff, of commissions, bonuses, paid leaves of absence and severance payments;
- Payment and related tax reporting and remittance of non-qualified deferred compensation and equity based compensation;
- Assignment to, and ownership of, all client intellectual property rights;
- Compliance with OSHA regulations, EPA regulations, FLSA, WARN, USERRA and state and local equivalents and compliance with government contracting provisions;
- Compliance with the National Labor Relations Act ("NLRA"), including all organizing efforts and expenses related to a collective bargaining agreement and related benefits;
- Professional licensing requirements, fidelity bonding and professional liability insurance;
- Products produced and/or services provided; and
- COBRA, HIPAA and ERISA compliance for client-sponsored benefit plans.

Joint

- Implementation of policies and practices relating to the employee/employer relationship; and
- Compliance with all federal, state and local employment laws, including, but not limited to Title VII of the Civil Rights Act of 1964, ADEA, Title I of ADA, FMLA, the Consumer Credit Protection Act, and immigration laws and regulations.

We maintain employers' practice liability insurance coverages (including coverages for our clients) to manage our exposure for various employee-related claims, and as a result, the costs in excess of insurance premiums we incur with respect to this exposure have historically been insignificant to our operating results.

Because we are a co-employer with the client for some purposes, it is possible that we could incur liability for violations of such laws, even if we are not responsible for the conduct giving rise to such liability. The CSA addresses this issue by providing that the client will indemnify us for liability incurred to the extent the liability is attributable to conduct by the client. Notwithstanding this contractual right to indemnification, it is possible that we could be unable to collect on a claim for indemnification and may therefore be ultimately responsible for satisfying the liability in question.

In most instances, clients are required to remit their comprehensive service fees no later than one day prior to the applicable payroll date by wire transfer or automated clearinghouse transaction. Although we are ultimately liable, as the employer for payroll purposes, to pay employees for work previously performed, we retain the ability to terminate immediately the CSA and associated worksite employees or to require prepayment, letters of credit or other collateral upon deterioration in a client's financial condition or upon non-payment by a client. These rights, the periodic nature of payroll and the overall quality of our client base have resulted in an excellent overall collections history.

Customers

Administaff provides a value-added, full-service human resources solution we believe is most suitable to a specific segment of the small and medium-sized business community. We target successful businesses with 10 to 2,000 employees that recognize the advantage in the strategic use of high-performance human resource practices. We have set a long-term goal to serve approximately 10% of the overall small and medium sized business community. We serve clients and worksite employees located throughout the United States. For the year ended December 31, 2007, Houston, our original market, accounted for approximately 15% of our worksite employees, with other Texas markets contributing an additional 17%. By region, our revenue growth over 2006 and revenue distribution for the year ended December 31, 2007 were as follows:

	Revenue Growth	% of Total Revenues
Northeast	21.6%	19.8%
Southeast	11.2%	10.6%
Central	10.9%	14.1%
Southwest	15.7%	34.0%
West	3.9%	20.7%
Other revenue	19.6%	0.8%

As part of our client selection strategy, we generally do not offer our services to businesses falling within certain specified NAICS (North American Industry Classification System) codes, formerly known as Standard Industrial Classification codes, essentially eliminating certain industries we believe present a higher employer risk such as employee injury, high turnover or litigation. All prospective clients are evaluated individually on the basis of workers' compensation risk, group medical history (where permitted by law), unemployment history, operating stability and human resource practices.

Our client base is broadly distributed throughout a wide variety of industries including:

- Computer and information services – 19%;
- Management, administration and consulting services – 15%;
- Finance, insurance and real estate – 14%;
- Manufacturing – 8%;
- Wholesale trade –8%;
- Medical services – 7%;
- Construction – 7%;
- Engineering, accounting and legal services – 6%;
- Retail trade – 6%;
- Transportation – 2%; and
- Other – 8%.

This diverse client base lowers our exposure to downturns or volatility in any particular industry. However, our performance could be affected by a downturn in one of these industries or by general economic conditions within the small and medium-sized business community.

We focus heavily on client retention. During 2007 and 2006, our retention rate was approximately 80%. Administaff's client retention record over the last five years reflects that approximately 76% of our clients remain for more than one year, and that the retention rate improves for clients who remain with us for longer periods, up to approximately 86% for clients in their fifth year with Administaff. The average annual retention rate over the last five years was approximately 77%. Client attrition is attributable to a variety of factors, including: (i) client non-renewal due to price or service factors; (ii) client business failure, sale, merger, or disposition; (iii) our termination of the CSA resulting from the client's non-compliance or inability to make timely payments; and (iv) competition from other PEOs or business services firms.

Marketing and Sales

As of December 31, 2007, we had 49 sales offices located in 24 markets. Our long-term goal is to operate 90 sales offices in 40 strategically selected markets. Our sales offices typically consist of six to eight sales representatives, a district sales manager and an office administrator. To take advantage of economic efficiencies, multiple sales offices may share a physical location. Administaff's markets and their respective year of entry are as follows:

Market	Sales Offices	Initial Entry Date
Houston	4	1986
San Antonio	1	1989
Austin	1	1989
Orlando	1	1989
Dallas/Fort Worth	4	1993
Atlanta	3	1994
Phoenix	2	1995
Chicago	3	1995
Washington D.C.	3	1995
Denver	2	1996
Los Angeles	4	1997
Charlotte	1	1997
St. Louis	1	1998
San Francisco	3	1998
New York	4	1999
Baltimore	1	2000
New Jersey	2	2000
San Diego	1	2001

Market	Sales Offices	Initial Entry Date
Boston	2	2001
Minneapolis	2	2002
Cleveland	1	2002
Raleigh	1	2006
Jacksonville	1	2007
Kansas City	1	2007

Our existing and future markets were identified using a systematic market evaluation and selection process. We continue to evaluate a broad range of factors in the selection process, using a market selection model that weights various criteria we believe are reliable predictors of successful penetration based on our experience. Among the factors we consider are:

- market size, in terms of small and medium-sized businesses engaged in selected industries that meet our risk profile;
- market receptivity to PEO services, including the regulatory environment and relevant history with other PEO providers;
- existing relationships within a given market, such as vendor or client relationships;
- expansion cost issues, such as advertising and overhead costs;
- direct cost issues that bear on our effectiveness in controlling and managing the cost of our services, such as workers' compensation and health insurance costs, unemployment risks and various legal and other factors;
- a comparison of the services we offer to alternatives available to small and medium-sized businesses in the relevant market, such as the cost to the target clients of procuring services directly or through other PEOs; and
- long-term strategy issues, such as the general perception of markets and our estimate of the long-term revenue growth potential of the market.

Each of our expansion markets, beginning with Dallas in 1993, was selected in this manner.

Our marketing strategy is based on the application of techniques that have produced consistent and predictable results in the past. We develop a mix of national and local advertising media and a placement strategy tailored to each individual market. After selecting a market and developing our marketing mix, but prior to entering the market, we engage in an organized media and public relations campaign to prepare the market for our entry and to begin the process of generating sales leads. We market our services through various business promotions and a broad range of media outlets, including television, radio, newspapers, periodicals, direct mail and the Internet. We employ public relations firms for most of our markets as well as advertising consultants to coordinate and implement our marketing campaigns. We have developed an inventory of television, radio and newsprint advertisements, which are utilized in this effort. We continuously seek to develop new marketing approaches and campaigns to capitalize on changes in the competitive landscape for our PEO service and to more successfully reach our target market.

In 2004, we entered into an agreement with the Professional Golf Association Champions Tour to become the title sponsor of the annual Administaff Small Business Classic professional golf tournament held in Houston, Texas. In addition, we have entered into a lifetime arrangement with Arnold Palmer to be our national spokesperson, which may be terminated upon notice by either party. Our marketing campaigns use this event and the relationship with Mr. Palmer as a focal point of our brand marketing efforts.

Our organic growth model generates sales leads from five primary sources: direct sales efforts, advertising, referrals, marketing alliances and the Internet. These leads result in initial presentations to prospective clients, and ultimately, a predictable number of client census reports. A prospective client's census report reflects information gathered by the sales representative about the prospect's employees, including job classification, state of employment, workers' compensation claims history, group medical information (where permitted by law), salary and desired level of benefits. This information is entered into our customized bid system, which applies Administaff's proprietary pricing model to the census data, leading to the preparation of a bid. Concurrent with this process, we evaluate the prospective client's workers' compensation, health insurance, employer practices and financial stability from a risk management perspective. Upon completion of a favorable risk evaluation, the sales representative presents the bid and attempts to enroll the prospect. Our selling process typically takes approximately 90 days for clients with less than 150 employees, and up to approximately 180 days for larger clients.

Competition

Administaff provides a value-added, full-service human resources solution we believe is most suitable to a specific segment of the small and medium-sized business community. This full-service approach is exemplified by our commitment to provide a level of service and technology personnel, which has produced a ratio of corporate staff to worksite employees (the "staff support ratio") that is higher than average for the PEO industry. Based on an analysis of the 2004 through 2006 annual NAPEO surveys of the PEO industry, we have successfully leveraged our full-service approach into significantly higher returns for Administaff on a per worksite employee per month basis. During the three-year period from 2004 through 2006, our staff support ratio averaged 49% higher than the PEO industry average, while gross profit per worksite employee and operating income per worksite employee exceeded industry averages by 135% and 145%, respectively.

Competition in the PEO industry revolves primarily around quality of services, scope of services, choice and quality of benefits packages, reputation and price. We believe reputation, national presence, regulatory expertise, financial resources, risk management and information technology capabilities distinguish leading PEOs from the rest of the industry. We also believe we compete favorably in these areas.

Due to the differing geographic regions and market segments in which most PEOs operate, and the relatively low level of market penetration by the industry, we consider our primary competition to be the traditional in-house provision of human resource services. The PEO industry is highly fragmented, and we believe Administaff is one of the largest PEOs in the United States. Our largest national competitors include Gevity HR and PEO divisions of large business services companies such as Automatic Data Processing, Inc. and Paychex, Inc. In addition, we compete to some extent with: i) fee-for-service providers such as payroll processors and human resource consultants; ii) independent business outsourcing companies; and iii) large regional PEOs in certain areas of the country. As Administaff and other large PEOs expand nationally, we expect that competition may intensify.

Vendor Relationships

Administaff provides benefits to its worksite employees under arrangements with a variety of vendors. We consider our contracts with UnitedHealthcare and member insurance companies of ACE American Insurance Company ("ACE") to be the most significant elements of our employee benefits package. These contracts would be the most difficult to replace.

We provide group health insurance coverage to our worksite employees through a national network of carriers including UnitedHealthcare ("United"), Cigna Healthcare, Kaiser Permanente, Blue Cross and Blue Shield of Georgia, Blue Shield of California, Hawaii Medical Service Association and Tufts, all of which provide fully insured policies or service contracts. The policy with United provides approximately 91% of our health insurance coverage and automatically renews annually, subject to cancellation by either party upon 180 days notice. For a discussion of our contract with United, please read Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Policies and Estimates – Benefits Costs" on page 25.

Our workers' compensation coverage (the "ACE Program") is currently provided through ACE. Under our arrangement with ACE, we bear the economic burden for the first $1 million layer of claims per occurrence. ACE bears the economic burden for all claims in excess of such first $1 million layer. The ACE Program is a fully insured policy whereby ACE has the responsibility to pay all claims incurred under the policy regardless of whether we satisfy our responsibilities. For additional discussion of our policy with ACE, please read Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Policies and Estimates – Workers' Compensation Costs" on page 27.

Information Technology

Administaff utilizes a variety of information technology capabilities to provide its human resource services to clients and worksite employees and for its own administrative and management information requirements.

Administaff Information Management System ("AIMS") is our proprietary PEO information system and utilizes both purchased and internally developed software applications. This system manages transactions and information unique to the PEO industry and to Administaff, including:

- worksite employee enrollment;
- human resource management;
- benefits and defined contribution plan administration;
- payroll processing;
- client invoicing and collection;
- management information and reporting; and
- sales bid calculations.

Central to the system is a transaction processing system that allows us to process a high volume of payroll, invoice, and bid transactions that meet the specific needs of our clients and prospects. We administer our employee benefits through a proprietary application designed to process employee eligibility and enrollments, manage carrier relationships, and maintain a variety of plan offerings. Our retirement services operations are conducted utilizing an industry leading retirement plan administration application in a third-party hosted environment. We utilize commercially available software for other business functions such as finance and accounting, contract and litigation management, sales force activity management and customer relationship management.

The Employee Service Center is our proprietary web-based PEO service delivery platform. With its integration into AIMS, the ESC is designed to provide automated, personalized PEO content and services to our clients and worksite employees. For a description of the functionality provided through the ESC, please read "PEO Services – Employee Service Center" on page 6.

Administaff's primary data center is located at our corporate headquarters in Kingwood, Texas (a suburb of Houston). Substantially all of our business applications, telecommunications equipment and network equipment are hosted in this data center. We maintain a disaster recovery data center in our Dallas service center. This data center is fully equipped with the hardware and software necessary to run all of our critical business applications and has sufficient capacity to handle all of our operations for short periods of time, if required. Periodically, we perform testing to ensure the disaster recovery capabilities remain effective and available.

We have invested substantially in our network infrastructure to ensure appropriate connectivity exists between our service centers in Atlanta, Dallas, Houston and Los Angeles, our district sales offices and our corporate offices, and to provide appropriate Internet connectivity to conduct business through the Employee Service Center. The network infrastructure is provided through industry standard core network hardware and via high-speed network services provided by multiple vendors.

We have incorporated a variety of measures to maintain the security and privacy of the information managed through our systems and applications. These measures include industry standard technologies designed to protect, monitor and assess the network environment; best practice security policies and procedures; and standard access controls designed to control access to sensitive and private information.

Industry Regulation

Administaff's operations are affected by numerous federal and state laws relating to tax and employment matters. By entering into a co-employer relationship with our worksite employees, we assume certain obligations and responsibilities of an employer under these federal and state laws. Because many of these federal and state laws were enacted prior to the development of nontraditional employment relationships, such as PEOs, temporary employment and outsourcing arrangements, many of these laws do not specifically address the obligations and responsibilities of nontraditional employers. Currently, 32 states have passed laws that recognize PEOs or require licensing, registration or certification requirements for PEOs, and several others are considering such regulation.

Certain federal and state statutes and regulations use the terms "employee leasing" or "staff leasing" to describe the arrangement among a PEO and its clients and worksite employees. The terms "employee leasing," "staff leasing" and "professional employer arrangements" are generally synonymous in such contexts and describe the arrangements we enter with our clients and worksite employees.

As an employer, we are subject to federal statutes and regulations governing the employer/employee relationship. Subject to the issues discussed below, we believe that our operations are in compliance, in all material respects, with all applicable federal statutes and regulations.

Employee Benefit Plans

We offer various employee benefits plans to eligible employees, including our worksite employees. These plans include:

- a 401(k) retirement plan;
- a cafeteria plan under Code Section 125;
- a group health plan which includes medical, dental, vision, prescription and worklife programs;
- a welfare benefits plan which includes life insurance and disability programs;
- a health care flexible spending plan;
- an educational assistance program; and
- an adoption assistance program.

Generally, employee benefit plans are subject to provisions of both the Internal Revenue Code and ERISA.

Employer Status. In order to qualify for favorable tax treatment under the Code, the plans must be established and maintained by an employer for the exclusive benefit of its employees. Generally, an entity is an "employer" of individuals for federal employment tax purposes if an employment relationship exists between the entity and the individuals under the common law test of employment. In addition, the officers of a corporation are deemed to be employees of that corporation for federal employment tax purposes. The common law test of employment, as applied by the IRS, involves an examination of approximately 20 factors to ascertain whether an employment relationship exists between a worker and a purported employer. Generally, the test is applied to determine whether an individual is an independent contractor or an employee for federal employment tax purposes and not to determine whether each of two or more companies is a "co-employer." Substantial weight is typically given to the question of whether the purported employer has the right to direct and control the details of an individual's work. Among the factors that appear to have been considered more important by the IRS are:

- the employer's degree of behavioral control (the extent of instructions, training and the nature of the work);
- the financial control or the economic aspects of the relationship; and
- the intended relationship of the parties (whether employee benefits are provided, whether any contracts exist, whether services are ongoing or for a project, whether there are any penalties for discharge/termination, and the frequency of the business activity).

ERISA Requirements. Employee pension and welfare benefit plans are also governed by ERISA. ERISA defines "employer" as "any person acting directly as an employer, or indirectly in the interest of an employer, in relation to an employee benefit plan." ERISA defines the term "employee" as "any individual employed by an employer." The United States Supreme Court has held that the common law test of employment must be applied to determine whether an individual is an employee or an independent contractor under ERISA. A definitive judicial interpretation of "employer" in the context of a PEO or employee leasing arrangement has not been established.

If Administaff were found not to be an employer with respect to worksite employees for ERISA purposes, its plans would not comply with ERISA. Further, as a result of such finding Administaff and its plans would not enjoy, with respect to worksite employees, the preemption of state laws provided by ERISA and could be subject to varying state laws and regulations, as well as to claims based upon state common laws. Even if such a finding were made, we believe we would not be materially adversely affected because we could continue to make available similar benefits at comparable costs.

In addition to ERISA and the Code provisions discussed herein, issues related to the relationship between Administaff and its worksite employees may also arise under other federal laws, including other federal income tax laws.

401(k) Retirement Plan. The Company's 401(k) Retirement Plan is operated pursuant to guidance provided by the Internal Revenue Service under Revenue Procedure 2002-21 and Revenue Procedure 2003-86, each of which provides guidance for the operation of defined contribution plans maintained by PEOs that benefit worksite employees. This guidance provides qualification standards for PEO plans which, if met, negate the inquiry of common law employer status for purposes of the exclusive benefit rule.

Federal Employment Taxes

As a co-employer, Administaff assumes responsibility and liability for the payment of federal and state employment taxes with respect to wages and salaries paid to our worksite employees. There are essentially three types of federal employment tax obligations:

- withholding of income tax requirements governed by Code Section 3401, et seq.;
- obligations under FICA, governed by Code Section 3101, et seq.; and
- obligations under FUTA, governed by Code Section 3301, et seq.

Under these Code sections, employers have the obligation to withhold and remit the employer portion and, where applicable, the employee portion of these taxes.

Code Section 3401, which applies to federal income tax withholding requirements, contains an exception to the general common law test applied to determine whether an entity is an "employer" for purposes of federal income tax withholding. Section 3401(d)(1) states that if the person for whom services are rendered does not have control of the payment of wages, the "employer" for this purpose is the person having control of the payment of wages. The Treasury regulations issued under Section 3401(d)(1) state that a third party can be deemed to be the employer of workers under this section for income tax withholding purposes where the person for whom services are rendered does not have legal control of the payment of wages. While Section 3401(d) (1) has been examined by several courts, its ultimate scope has not been delineated. Moreover, the IRS has to date relied extensively on the common law test of employment in determining liability for failure to comply with federal income tax withholding requirements.

Accordingly, while we believe that we can assume the withholding obligations for worksite employees, in the event we fail to meet these obligations, the client may be held ultimately liable for those obligations. While this interpretive issue has not to our knowledge discouraged clients from enrolling with Administaff, there can be no assurance that a definitive adverse resolution of this issue would not do so in the future. These interpretive uncertainties may also impact our ability to report employment taxes on our own account rather than the accounts of our clients.

State Unemployment Taxes

We record our state unemployment ("SUI") tax expense based on taxable wages and tax rates assigned by each state. State unemployment tax rates vary by state and are determined, in part, based on prior years' compensation experience in each state. In addition, states have the ability under law to increase unemployment tax rates to cover deficiencies in the unemployment tax funds. Rate notices are typically provided by the states during the first quarter of each year; however, some notices are received later. Until we receive the final tax rate notices, we estimate our expected SUI rate in those particular states. For additional discussion regarding our SUI tax rates in recent years, please read Item 7. "Management Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Policies and Estimates – State Unemployment Taxes" on page 26.

State Regulation

While many states do not explicitly regulate PEOs, 32 states have adopted provisions for licensing, registration, certification or recognition of PEOs, and several others are considering such regulation. Such laws vary from state to state but generally provide for monitoring the fiscal responsibility of PEOs, and in some cases codify and clarify the co-employment relationship for unemployment, workers' compensation and other purposes under state law. The Company is in compliance with the requirements in all 32 states. Regardless of whether a state has licensing, registration or certification requirements for PEOs, we must comply with a number of other state and local regulations that could impact our operations.

Corporate Office Employees

We had approximately 1,850 corporate office and sales employees as of December 31, 2007. We believe our relations with our corporate office and sales employees are good. None of our corporate office and sales employees are covered by a collective bargaining agreement.

Intellectual Property

Administaff currently has registered trademarks, copyrights and other intellectual property. Although the Administaff mark is the most material trademark to our business, our trademarks as a whole are also of considerable importance to us.

ITEM 1A. RISK FACTORS.

Information on the Company's risk factors is included in Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations — Factors that May Affect Future Results and the Market Price of Common Stock" on page 40.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 2. PROPERTIES.

We believe our current facilities are adequate for the purposes for which they are intended and they provide sufficient capacity to accommodate our expansion goals. We will continue to evaluate the need for additional facilities based on the rate of growth in worksite employees, the geographic distribution of the worksite employee base and our long-term service delivery requirements.

Corporate Headquarters

Our corporate headquarters is located in Kingwood, Texas, in a 327,000 square foot office campus-style facility. This 28-acre company-owned office campus includes approximately nine acres of undeveloped land for future expansion. All development and support operations are located in the Kingwood facility, along with our record retention center and primary data processing center.

Service Centers

We currently have four regional service centers located in Atlanta, Dallas, Houston and Los Angeles. Each service center is designed to service approximately 40,000 worksite employees at full capacity.

The Atlanta service center, which currently services approximately 30% of our worksite employee base, is located in a 40,000 square foot facility under lease until 2014.

The Dallas service center, which currently services approximately 22% of our worksite employee base, is located in a 40,000 square foot facility, which also serves as our backup data processing and disaster recovery center. The Dallas service center will be relocating to a new 47,500 square foot leased facility in mid 2008, which is under lease until 2016.

The Houston service center, which currently services approximately 25% of our worksite employee base, is located in a 60,600 square foot facility under lease until 2014. In addition to the service center operations, the facility also contains two sales offices and corporate support operations.

The Los Angeles service center, which currently services approximately 23% of our worksite employee base, is located in a 45,000 square foot facility under lease until 2012.

Sales Offices

As of December 31, 2007, we had sales and service personnel in 35 facilities located in 24 sales markets throughout the United States. All of the facilities are leased facilities, and some of these facilities are shared by multiple sales offices and/or client service personnel. As of December 31, 2007, we had 49 sales offices in these 24 markets. To take advantage of economic efficiencies, multiple sales offices may share a physical location. Each sales office is typically staffed by six to eight sales representatives, a district sales manager and an office administrator. In addition, we have placed certain client service personnel in a majority of our sales markets to provide high-quality, localized service to our clients in those major markets. We expect to continue placing various client service personnel in sales markets as a critical mass of clients is attained in each market.

ITEM 3. LEGAL PROCEEDINGS.

We are not a party to any material pending legal proceedings other than ordinary routine litigation incidental to our business that we believe would not have a material adverse effect on our financial condition or results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

No matters were submitted to a vote of our security holders, through solicitation of proxies or otherwise, during the quarter ended December 31, 2007.

ITEM S-K 401 (b). EXECUTIVE OFFICERS OF THE REGISTRANT.

The following table sets forth the names, ages (as of February 7, 2008) and positions of the Company's executive officers:

Name	Age	Position
Paul J. Sarvadi	51	Chairman of the Board and Chief Executive Officer
Richard G. Rawson	59	President
A. Steve Arizpe	50	Executive Vice President, Client Services and Chief Operating Officer
Jay E. Mincks	54	Executive Vice President, Sales and Marketing
Douglas S. Sharp	46	Vice President, Finance, Chief Financial Officer and Treasurer
Daniel D. Herink	41	Vice President, Legal, General Counsel and Secretary

Paul J. Sarvadi has served as Chairman of the Board and Chief Executive Officer since August 2003. Mr. Sarvadi co-founded Administaff in 1986 and served as Vice President and Treasurer of the Company from its inception in 1986 through April 1987, as Vice President from April 1987 through 1989 and as President and Chief Executive Officer from 1989 to August 2003. Prior to founding Administaff, Mr. Sarvadi started and operated several small businesses. Mr. Sarvadi has served as President of NAPEO and was a member of its Board of Directors for five years. He also served as President of the Texas Chapter of NAPEO for three of the first four years of its existence. Mr. Sarvadi was selected as the 2001 National Ernst & Young Entrepreneur Of The Year® for service industries. In 2004, he received the Conn Family Distinguished New Venture Leader Award from Mays Business School at Texas A&M University. In 2007, he was inducted into the Texas Business Hall of Fame.

Richard G. Rawson has served as President since August 2003. He served as Executive Vice President, Administration, Chief Financial Officer and Treasurer from February 1997 to August 2003. He joined Administaff in 1989 as Senior Vice President, Chief Financial Officer, and Treasurer. He previously served as a Senior Financial Officer and Controller for several companies in the manufacturing and seismic data processing industries. Mr. Rawson has served as President, First Vice President, Second Vice President and Treasurer of NAPEO as well as Chairman of the NAPEO Accounting Practices Committee. Mr. Rawson also serves on the University of Houston's C.T. Bauer College of Business Dean's Executive Advisory Board and on the Board of Directors of the YMCA of Greater Houston.

A. Steve Arizpe has served as Executive Vice President, Client Services and Chief Operating Officer since August 2003. He joined Administaff in 1989 and has served in a variety of roles, including Houston Sales Manager, Regional Sales Manager, Vice President of Sales and Executive Vice President, Client Services. Prior to joining Administaff, Mr. Arizpe served in sales and sales management roles for two large corporations.

Jay E. Mincks has served as Executive Vice President, Sales and Marketing since January 1999. Mr. Mincks served as Vice President, Sales and Marketing from February 1997 through January 1999. He joined Administaff in 1990 and has served in a variety of other roles, including Houston Sales Manager and Regional Sales Manager for the Western United States. Prior to joining Administaff, Mr. Mincks served in a variety of positions, including management positions, in the sales and sales training fields with various large companies.

Douglas S. Sharp has served as Vice President, Finance, Chief Financial Officer and Treasurer since August 2003. He joined Administaff in January 2000 as Vice President, Finance and Controller. From July 1994 until he joined Administaff, Mr. Sharp served as Chief Financial Officer for Rimkus Consulting Group, Inc. Prior to that, he served as Controller for a small publicly held company; as Controller for a large software company; and as an Audit Manager for Ernst & Young LLP. Mr. Sharp has served as a member of the Accounting Practices Committee of NAPEO.

Daniel D. Herink has served as Vice President, Legal, General Counsel and Secretary since May 2007. Mr. Herink joined Administaff in 2000 as Assistant General Counsel and was promoted to Associate General Counsel in 2002. In his prior responsibilities with Administaff, Herink led the Company's litigation and property and casualty insurance practice areas and also worked extensively on transactional matters. He previously served as an attorney at Rodriguez, Colvin & Chaney, L.L.P. and McGinnis, Lochridge & Kilgore, L.L.P. He was named a "Texas Super Lawyers – Rising Star" by *Texas Monthly* in 2005 and 2007. He earned his Bachelor of Science degree in business administration from the University of Nebraska and a Doctorate of Jurisprudence from the University of Texas School of Law, where he was a member of the *Texas Law Review* and The Order of the Coif. He is also a certified public accountant.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF SECURITIES.

Price Range of Common Stock

Our common stock is traded on the New York Stock Exchange under the symbol "ASF". As of January 31, 2007, there were 245 holders of record of the common stock. This number does not include stockholders for whom shares were held in "nominee" or "street name." The following table sets forth the high and low sales prices for the common stock as reported on the New York Stock Exchange composite transactional tape.

2007	**High**	**Low**
First Quarter	$ 43.66	$ 33.19
Second Quarter	37.66	31.28
Third Quarter	37.96	29.96
Fourth Quarter	41.87	27.63

2006	**High**	**Low**
First Quarter	$ 54.90	$ 37.55
Second Quarter	58.99	33.20
Third Quarter	39.12	30.30
Fourth Quarter	43.54	32.70

Dividend Policy

During each quarter of 2007 and 2006, the Board of Directors declared quarterly dividends of $0.11 and $0.09 per share of common stock, respectively. During 2007 and 2006, the Company paid dividends of $11.9 million and $10.0 million, respectively. The payment of dividends is made at the discretion of our Board of Directors and depends upon our operating results, financial condition, capital requirements, general business conditions and such other factors as our Board of Directors deems relevant.

Issuer Purchases of Equity Securities

The following table provides information about our purchases of Administaff common stock during the three months ended December 31, 2007:

Period	Total Number of Shares Purchased (1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program (2)	Maximum Number of Shares that May Yet be Purchased Under the Program (2)
10/01/2007 – 10/31/2007	—	$ —	9,776,164	723,836
11/01/2007 – 11/30/2007	388,200	34.43	10,164,364	1,335,636
12/01/2007 – 12/31/2007	193,479	30.04	10,357,843	1,142,157
Total	581,679	$ 32.97	10,357,843	1,142,157

(1) Since 1999, our Board of Directors has approved the repurchase of up to an aggregate amount of 11,500,000 shares of Administaff common stock, including 1,000,000 shares added in November 2007, of which 10,357,843 shares had been repurchased as of December 31, 2007. During the three months ended December 31, 2007, we purchased 581,679 shares of our common stock.

(2) Unless terminated earlier by resolution of the Board of Directors, the repurchase program will expire when we have repurchased all shares authorized for repurchase under the repurchase program.

Performance Graph

The following graph compares our cumulative total stockholder return since December 31, 2002 with the Standard & Poor's Small Cap 600 Stock Index and a peer group index composed of other companies with similar business models (Peer Group.) The graph assumes that the value of the investment in our common stock and each index (including reinvestment of dividends) was $100 on December 31, 2002.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Administaff, Inc., The S&P Smallcap 600 Index
And A Peer Group
$800
$700
$600
$500
$400
$300
$200
$100
$0
12/02
12/03
12/04
12/05
12/06
12/07
Administaff, Inc.
S&P Smallcap 600
Peer Group

* $100 invested on 12/31/02 in stock or index-including reinvestment of dividends. Fiscal year ending December 31.

www.researchdatagroup.com/S&P.htm

	12/02	12/03	12/04	12/05	12/06	12/07
Administaff, Inc.	100.00	289.67	210.17	709.28	727.79	487.39
S&P Smallcap 600	100.00	138.79	170.22	183.30	211.01	210.38
Peer Group	100.00	113.62	120.01	129.84	139.74	137.93

This peer group is comprised of the following companies: Automatic Data Processing, Gevity HR, Inc. and Paychex, Inc. The total return for each member of this peer group has been weighted to each member's stock market capitalization.

ITEM 6. SELECTED FINANCIAL DATA.

The selected consolidated financial data set forth below should be read in conjunction with the Consolidated Financial Statements and accompanying Notes and Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations," on page 23.

	Year ended December 31,				
	2007	2006	2005	2004	2003
	(in thousands, except per share and statistical data)				
Income Statement Data:					
Revenues [1]	$ 1,569,977	$ 1,389,464	$ 1,169,612	$ 969,527	$ 890,859
Gross profit	305,922	282,729	235,756	197,694	197,105
Operating income	62,214	61,565	43,767	22,131	24,274
Net income from continuing operations	47,492	46,506	29,983	19,210	14,985
Net loss from discontinued operations	—	—	—	—	(2,121)
Net income	47,492	46,506	29,983	19,210	12,864
Diluted net income per share from continuing operations	$ 1.74	$ 1.64	$ 1.12	$ 0.72	$ 0.55
Balance Sheet Data:					
Working capital	$ 97,180	$ 128,401	$ 93,235	$ 47,500	$ 56,032
Total assets	560,651	561,515	495,439	355,388	348,071
Total debt	1,166	1,749	34,890	36,539	42,362
Total stockholders' equity	198,675	228,445	182,429	126,529	122,634
Cash dividends per share	0.44	0.36	0.28	—	—
Statistical Data:					
Average number of worksite employees paid per month during period	110,291	100,675	88,780	77,936	75,036
Revenues per worksite employee per month [2]	$ 1,186	$ 1,150	$ 1,098	$ 1,037	$ 989
Gross profit per worksite employee per month	$ 231	$ 234	$ 221	$ 211	$ 219
Operating income per worksite employee per month	$ 47	$ 51	$ 41	$ 24	$ 27

(1) Gross billings of $9.437 billion, $8.055 billion, $6.633 billion, $5.377 billion, and $4.829 billion, less worksite employee payroll cost of $7.867 billion, $6.666 billion, $5.463 billion, $4.407 billion and $3.938 billion, respectively.

(2) Gross billings of $7,130, $6,667, $6,226, $5,749 and $5,363 per worksite employee per month, less payroll cost of $5,944, $5,517, $5,128, $4,712 and $4,373 per worksite employee per month, respectively.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

You should read the following discussion in conjunction with our Consolidated Financial Statements and related Notes included elsewhere in this annual report. Historical results are not necessarily indicative of trends in operating results for any future period.

The statements contained in this annual report that are not historical facts are forward-looking statements that involve a number of risks and uncertainties. The actual results of the future events described in such forward-looking statements in this annual report could differ materially from those stated in such forward-looking statements. Among the factors that could cause actual results to differ materially are the risks and uncertainties discussed in this Item 7 under "Factors that May Affect Future Results and the Market Price of Common Stock" on page 40 and the uncertainties set forth from time to time in our other public reports and filings and public statements.

Overview

We provide a comprehensive Personnel Management System that encompasses a broad range of services, including benefits and payroll administration, health and workers' compensation insurance programs, personnel records management, employer liability management, employee recruiting and selection, employee performance management, and employee training and development services. Our long-term strategy continues to be aggregating the best small businesses in the United States on the common platform of our unique human resource service offering, thereby leveraging our buying power to provide additional valuable services to clients. Our overall operating results can be measured in terms of revenues, payroll costs, gross profit or operating income per worksite employee per month. We often use the average number of worksite employees paid during a period as our unit of measurement in analyzing and discussing our results of operations.

Our key objective for 2007 was to continue to grow the number of paid worksite employees while appropriately pricing our service offering. We ended 2007 averaging 115,451 paid worksite employees in the fourth quarter, which represents a 10.7% increase over the fourth quarter of 2006. Our average number of worksite employees paid for the full year increased 9.6% over 2006.

Our 2007 average gross profit per worksite employee per month was $231, a $3 decrease compared to 2006. Lower gross profit per worksite employee in 2007 compared to 2006 was primarily the result of a 3.1% pricing increase offset by a 4.3% direct cost increase.

Operating expenses increased by 10.2% in 2007 to $243.7 million on a 9.6% increase in the number of worksite employees paid. Operating expenses increased due primarily to investments in sales and service personnel for the current and future growth of our business and associated general and administrative expenses. On a per worksite employee per month basis, operating expenses remained relatively flat, increasing from $183 in 2006 to $184 in 2007.

Our net income increased 2.1% over 2006 to $47.5 million in 2007.

We ended 2007 with working capital of $97.2 million. During 2007, we repurchased 2,342,094 shares of our common stock at a total cost of $80.5 million.

Revenues

We account for our revenues in accordance with Emerging Issues Task Force ("EITF") 99-19, *Reporting Revenues Gross as a Principal Versus Net as an Agent.* Our gross billings to clients include the payroll cost of each worksite employee at the client location and a markup computed as a percentage of each worksite employee's payroll cost. We invoice the gross billings concurrently with each periodic payroll of our worksite employees. Revenues, which exclude the payroll cost component of gross billings, and therefore, consist solely of the markup, are recognized ratably over the payroll period as worksite employees perform their service at the client worksite. This markup includes pricing components associated with our estimates of payroll taxes, benefits and workers' compensation costs, plus a separate component related to our HR services. We include revenues that have been recognized but not invoiced in unbilled accounts receivable on our Consolidated Balance Sheets.

Our revenues are primarily dependent on the number of clients enrolled, the resulting number of worksite employees paid each period and the number of worksite employees enrolled in our benefit plans. Because our total markup is computed as a percentage of payroll cost, revenues are also affected by the payroll cost of worksite employees, which may fluctuate based on the composition of the worksite employee base, inflationary effects on wage levels and differences in the local economies of our markets.

Direct Costs

The primary direct costs associated with our revenue generating activities are:

- employment-related taxes ("payroll taxes");
- costs of employee benefit plans; and
- workers' compensation costs.

Payroll taxes consist of the employer's portion of Social Security and Medicare taxes under FICA, federal unemployment taxes and state unemployment taxes. Payroll taxes are generally paid as a percentage of payroll cost. The federal tax rates are defined by federal regulations. State unemployment tax rates are subject to claim histories and vary from state to state.

Employee benefits costs are comprised primarily of health insurance costs (including dental and pharmacy costs), but also include costs of other employee benefits such as life insurance, vision care, disability insurance, education assistance, adoption assistance, a flexible spending account and a worklife program.

Workers' compensation costs include administrative and risk charges paid to the insurance carrier, and claims costs, which are driven primarily by the frequency and severity of claims.

Gross Profit

Our gross profit per worksite employee is primarily determined by our ability to accurately estimate and control direct costs and our ability to incorporate changes in these costs into the gross billings charged to clients, which are subject to contractual arrangements that are typically renewed annually. We use gross profit per worksite employee per month as our principal measurement of relative performance at the gross profit level.

Operating Expenses

- *Salaries, wages and payroll taxes* – Salaries, wages and payroll taxes are primarily a function of the number of corporate employees and their associated average pay and any additional incentive compensation. Our corporate employees include client services, sales and marketing, benefits, legal, finance, information technology and administrative support personnel.

- *Stock-based compensation* – Our stock-based compensation primarily relates to the recognition of non-cash compensation expense over the vesting period of restricted stock awards. In 2005, the non-cash expenses associated with the acceleration of stock option vesting were also included.

- *General and administrative expenses* – Our general and administrative expenses primarily include:

    - rent expenses related to our service centers and sales offices;
    - outside professional service fees related to legal, consulting and accounting services;
    - administrative costs, such as postage, printing and supplies;
    - employee travel expenses; and
    - repairs and maintenance costs associated with our facilities and technology infrastructure.

- *Commissions* – Commission expense consists of amounts paid to sales personnel. Commissions for sales personnel are based on a percentage of revenue generated by such personnel.

- *Advertising* – Advertising expense primarily consists of media advertising and other business promotions in our current and anticipated sales markets, including the Administaff Small Business Classic sponsorship.

- *Depreciation and amortization* – Depreciation and amortization expense is primarily a function of our capital investments in corporate facilities, service centers, sales offices and technology infrastructure.

Income Taxes

Administaff's provision for income taxes typically differs from the U.S. statutory rate of 35%, due primarily to state income taxes and non-deductible expenses. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities used for financial reporting purposes and the amounts used for income tax purposes. Significant items resulting in deferred income taxes include prepaid assets, accruals for workers' compensation expenses and depreciation. Changes in these items are reflected in our financial statements through a deferred income tax provision.

Critical Accounting Policies and Estimates

Administaff's discussion and analysis of our financial condition and results of operations are based upon our Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires our management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate these estimates, including those related to health and workers' compensation insurance claims experience, state unemployment and payroll taxes, client bad debts, income taxes, property and equipment, goodwill and other intangibles, and contingent liabilities. We base these estimates on historical experience and on various other assumptions that management believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

We believe the following accounting policies are critical and/or require significant judgments and estimates used in the preparation of our Consolidated Financial Statements:

- *Benefits costs* – We provide group health insurance coverage to our worksite employees through a national network of carriers including UnitedHealthcare ("United"), Cigna Healthcare, PacifiCare, Kaiser Permanente, Blue Cross and Blue Shield of Georgia, Blue Shield of California, Hawaii Medical Service Association and Tufts, all of which provide fully insured policies or service contracts.

  The policy with United, which was first obtained in January 2002, provides the majority of our health insurance coverage. As a result of certain contractual terms, we have accounted for this plan since its inception using a partially self-funded insurance accounting model. Accordingly, we record the costs of the United Plan, including an estimate of the incurred claims, taxes and administrative fees (collectively the "Plan Costs"), as benefits expense in the Consolidated Statements of Operations. The estimated incurred claims are based upon: (i) the level of claims processed during the quarter; (ii) recent claim development patterns under the plan, to estimate a completion rate; and (iii) the number of participants in the plan. Each reporting period, changes in the estimated ultimate costs resulting from claim trends, plan design and migration, participant demographics and other factors are incorporated into the benefits costs.

Additionally, since the plan's inception in January 2002, under the terms of the contract, United establishes cash funding rates 90 days in advance of the beginning of a reporting quarter. If the Plan Costs for a reporting quarter are greater than the cash funded to United, a deficit in the plan would be incurred and we would accrue a liability for the excess costs on our Consolidated Balance Sheet. On the other hand, if the Plan Costs for the reporting quarter are less than the cash funded to United, a surplus in the plan would be incurred and we would record an asset for the excess premiums on our Consolidated Balance Sheet. In April 2007, Administaff and United entered into a new three-year arrangement, which reduced the required accumulated cash surplus in the plan from $11.0 million to $9.0 million and included a $3.3 million administrative fee credit, which was recorded as a reduction of benefits costs in the second quarter of 2007. The terms of the arrangement require us to maintain an accumulated cash surplus in the plan of $9 million, which is reported as long-term prepaid insurance. As of December 31, 2007, Plan Costs were less than the net cash funded to United by $23.9 million. As this amount is in excess of the agreed-upon $9.0 million surplus maintenance level, the $14.9 million balance is included in prepaid insurance, a current asset, on our Consolidated Balance Sheet.

We believe the use of recent claims activity is representative of incurred and paid trends during the reporting period. The estimated completion rate used to compute incurred but not reported claims involves a significant level of judgment. Accordingly, an increase (or decrease) in the completion rates used to estimate the incurred claims would result in an increase (or decrease) in benefits costs and net income would decrease (or increase) accordingly.

The following table illustrates the sensitivity of changes in the completion rates on our estimate of total benefit costs of $654.0 million in 2007:

Change in Completion Rate	Change in Benefits Costs (in thousands)	Change in Net Income (in thousands)
(2.5)%	$ (9,593)	$ 6,207
(1.0)%	(3,837)	2,483
1.0%	3,837	(2,483)
2.5%	9,593	(6,207)

- *State unemployment taxes* – We record our state unemployment ("SUI") tax expense based on taxable wages and tax rates assigned by each state. State unemployment tax rates vary by state and are determined, in part, based on prior years' compensation experience in each state. Prior to the receipt of final tax rate notices, we estimate our expected SUI tax rate in those states for which tax rate notices have not yet been received.

In December 2001, as a result of a 2001 corporate reorganization, we filed for a transfer of our reserve account with the Employment Development Department of the State of California ("EDD"). The EDD approved our request for transfer of our reserve account in May 2002, and notified us of our new contribution rates based upon the approved transfer. In December 2003, we received a Notice of Duplicate Accounts and Notification of Assessment ("Notice") from the EDD. The Notice stated that the EDD was collapsing the accounts of Administaff's subsidiaries into the account of the entity with the highest unemployment tax rate. The Notice also retroactively imposed the higher unemployment insurance rate on all our California employees for 2003, resulting in an assessment of $5.6 million. In January 2004, we filed a petition with an administrative law judge of the California Unemployment Insurance Appeals Board ("ALJ") to protest the validity of the Notice. Pending a resolution of our protest, in the fourth quarter of 2003 we accrued and recorded at the higher assessed rate for all of 2003.

In June 2004, we agreed to settle our dispute with the EDD for $3.3 million ("Settlement"). Based upon receipt of written acknowledgement of this agreement, we reduced our accrued payroll tax liability and payroll tax expense by $2.3 million during the quarter ended June 30, 2004. The Settlement was subject to the final approval by EDD's legal department, the California Attorney General's office and the ALJ. In October 2004, the legal department of the EDD verbally indicated they considered the previously agreed-upon settlement amount to be insufficient and suggested a settlement amount of $5.2 million. We continued discussions with the State of California, but in February 2005, we were notified that the EDD had rejected our settlement offer and the matter proceeded with the appeals process with the ALJ. As of October 31, 2006, all of the statutes of limitations concerning notices to modify unemployment tax rates for the periods addressed in the Notice had expired. We believe the EDD failed to meet the statutory requirement related to serving a proper notice within the stipulated time frame; therefore, we believe it is no longer probable that the amount accrued for the California unemployment tax matter will be incurred. Accordingly, we reduced the state unemployment tax accrual by $3.3 million during 2006.

- *Workers' compensation costs* – Our workers' compensation coverage (the "AIG Program") from September 1, 2003 through September 30, 2007, was provided through selected member insurance companies of American International Group, Inc. ("AIG"). Under our arrangement with AIG, we bear the economic burden for the first $1 million layer of claims per occurrence. AIG bears the economic burden for all claims in excess of such first $1 million layer. The AIG Program is a fully insured policy whereby AIG has the responsibility to pay all claims incurred under the policy regardless of whether we satisfy our responsibilities. Effective October 1, 2007, we entered into an arrangement with ACE Group of Companies ("ACE"), to provide workers' compensation insurance coverage ("ACE Program"), with coverage and a program structure consistent with the AIG Program. AIG remains the carrier for all claim activity incurred between September 1, 2003 and September 30, 2007.

  Because we bear the economic burden of the first $1 million layer of claims per occurrence, such claims, which are the primary component of our workers' compensation costs, are recorded in the period incurred. Workers compensation insurance includes ongoing healthcare and indemnity coverage whereby claims are paid over numerous years following the date of injury. Accordingly, the accrual of related incurred costs in each reporting period includes estimates, which take into account the ongoing development of claims and therefore requires a significant level of judgment.

  We employ a third party actuary to estimate our loss development rate, which is primarily based upon the nature of worksite employees' job responsibilities, the location of worksite employees, the historical frequency and severity of workers compensation claims, and an estimate of future cost trends. Each reporting period, changes in the actuarial assumptions resulting from changes in actual claims experience and other trends are incorporated into the Company's workers' compensation claims cost estimates. During the years ended December 31, 2007 and 2006, Administaff reduced accrued workers' compensation costs by $19.6 million and $6.4 million, respectively, for changes in estimated losses and tax surcharges related to prior reporting periods. Workers' compensation cost estimates are discounted to present value at a rate based upon the U.S. Treasury rates that correspond with the weighted average estimated claim payout period (the average discount rate utilized in 2007 and 2006 was 4.5% and 4.8%, respectively) and are accreted over the estimated claim payment period and included as a component of direct costs in our Consolidated Statements of Operations.

  Our claim trends could be greater than or less than our prior estimates, in which case we would revise our claims estimates and record an adjustment to workers' compensation costs in the period such determination is made. If we were to experience any significant changes in actuarial assumptions, our loss development rates could increase (or decrease) which would result in an increase (or decrease) in workers' compensation costs and a resulting decrease (or increase) in net income reported in our Consolidated Statement of Operations.

The following table illustrates the sensitivity of changes in the loss development rate on our estimate of workers' compensation costs totaling $35.7 million in 2007:

Change in Loss Development Rate	Change in Workers' Compensation Costs (in thousands)	Change in Net Income (in thousands)
(5.0)%	$ (2,054)	$ 1,329
(2.5)%	(1,027)	665
2.5%	1,027	(665)
5.0%	2,054	(1,329)

At the beginning of each policy period, the insurance carrier establishes monthly funding requirements comprised of premium costs and funds to be set aside for payment of future claims ("claim funds"). The level of claim funds is primarily based upon anticipated worksite employee payroll levels and expected workers' compensation loss rates, as determined by the carrier. Monies funded into the program for incurred claims expected to be paid within one year are recorded as restricted cash, a short-term asset, while the remainder of claim funds are included in deposits, a long-term asset in our Consolidated Balance Sheets.

Our estimate of incurred claim costs expected to be paid within one year are recorded as accrued workers' compensation costs and included in short-term liabilities, while our estimate of incurred claim costs expected to be paid beyond one year are included in long-term liabilities on our Consolidated Balance Sheets.

As of December 31, 2007, we had restricted cash of $35.3 million and deposits of $51.9 million. We have estimated and accrued $74.4 million in incurred workers' compensation claim costs as of December 31, 2007.

- *Contingent liabilities* – We accrue and disclose contingent liabilities in our Consolidated Financial Statements in accordance with Statement of Financial Accounting Standards ("SFAS") No. 5, *Accounting for Contingencies*. SFAS No. 5 requires accrual of contingent liabilities that are considered probable to occur and that can be reasonably estimated. For contingent liabilities that are considered reasonably possible to occur, financial statement disclosure is required, including the range of possible loss if it can be reasonably determined. From time to time we disclose in our financial statements issues that we believe are reasonably possible to occur, although we cannot determine the range of possible loss in all cases. As issues develop, we evaluate the probability of future loss and the potential range of such losses. If such evaluation were to determine that a loss was probable and the loss could be reasonably estimated, we would be required to accrue our estimated loss, which would reduce net income in the period that such determination was made.

- *Deferred taxes* – We have recorded a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, our ability to realize our deferred tax assets could change from our current estimates. If we determine that we would be able to realize our deferred tax assets in the future in excess of the net recorded amount, an adjustment to reduce the valuation allowance would increase net income in the period that such determination is made. Likewise, should we determine that we will not be able to realize all or part of our net deferred tax assets in the future, an adjustment to increase the valuation allowance would reduce net income in the period such determination is made.

- *Allowance for doubtful accounts* – We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to pay their comprehensive service fees. We believe that the success of our business is heavily dependent on our ability to collect these comprehensive service fees for several reasons, including:

  - the fact that we are at risk for the payment of our direct costs and worksite employee payroll costs regardless of whether our clients pay their comprehensive service fees;
  - the large volume and dollar amount of transactions we process; and

- the periodic and recurring nature of payroll, upon which the comprehensive service fees are based.

To mitigate this risk, we have established very tight credit policies. We generally require our clients to pay their comprehensive service fees no later than one day prior to the applicable payroll date. In addition, we maintain the right to terminate the Client Service Agreement and associated worksite employees or to require prepayment, letters of credit or other collateral if a client's financial position deteriorates or if the client does not pay the comprehensive service fee. As a result of these efforts, losses related to customer nonpayment have historically been low as a percentage of revenues. However, if our clients' financial condition were to deteriorate rapidly, resulting in nonpayment, our accounts receivable balances could grow and we could be required to provide for additional allowances, which would decrease net income in the period that such determination was made.

- *Property and equipment* – Our property and equipment relate primarily to our facilities and related improvements, furniture and fixtures, computer hardware and software and capitalized software development costs. These costs are depreciated or amortized over the estimated useful lives of the assets. If we determine that the useful lives of these assets will be shorter than we currently estimate, our depreciation and amortization expense could be accelerated, which would decrease net income in the periods of such a determination. In addition, we periodically evaluate these costs for impairment in accordance with SFAS No. 144, *Accounting for Impairment or Disposal of Long-Lived Assets*. If events or circumstances were to indicate that any of our long-lived assets might be impaired, we would assess recoverability based on the estimated undiscounted future cash flows to be generated from the applicable asset. In addition, we may record an impairment loss, which would reduce net income, to the extent that the carrying value of the asset exceeded the fair value of the asset. Fair value is generally determined using an estimate of discounted future net cash flows from operating activities or upon disposal of the asset. In 2007, we began a plan to redevelop the HRTools.com software platform and intend to dispose of the software acquired in 2005. Accordingly, we reduced the carrying amount of the legacy software to its net realizable value, resulting in an impairment loss of $1.2 million.

- *Goodwill and other intangibles* – The December 2005 acquisition of HRTools.com and associated software applications included certain identifiable intangible assets and goodwill implied in the purchase price. The goodwill and intangible assets are subject to the provisions of SFAS No. 142, *"Goodwill and Other Intangible Assets"* ("SFAS 142"). In accordance with SFAS 142, goodwill is tested for impairment on an annual basis and between annual tests in certain circumstances, and written down when impaired. Furthermore, SFAS 142 requires purchased intangible assets other than goodwill to be amortized over their useful lives unless these lives are determined to be indefinite. Our purchased intangible assets are carried at cost less accumulated amortization. Amortization is computed over the estimated useful lives of the respective assets, five to ten years.

New Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), an interpretation of FASB Statement No. 109, "Accounting for Income Taxes." FIN 48 requires that a position taken or expected to be taken in a tax return be recognized in the financial statements when it is more likely than not (i.e. a likelihood of more than fifty percent) that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. The cumulative effect of applying the recognition and measurement provisions of FIN 48, if any, is reflected as an adjustment to the opening balance of retained earnings. The Company's adoption date was January 1, 2007. The adoption of FIN 48 did not have an impact on our Consolidated Financial Statements.

In September 2006, FASB Statement 157, "Fair Value Measurements" ("SFAS 157") was issued. SFAS 157 establishes a framework for measuring fair value by providing a standard definition of fair value as it applies to assets and liabilities. SFAS 157, which does not require any new fair value measurements, clarifies the application of other accounting pronouncements that require or permit fair value measurements. The effective date for the Company is January 1, 2008. However, the FASB has proposed FASB Staff Position No. FAS 157-b, *Effective Date of FASB Statement No. 157* ("the proposed FSP"). The proposed FSP would delay the effective date of Statement

157 for all nonfinancial assets and nonfinancial liabilities until fiscal years beginning after November 15, 2008. The Company is evaluating the impact of adopting SFAS 157 on its Consolidated Financial Statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 allows entities to voluntarily choose, at specified election dates, to measure many financial assets and liabilities at fair value. The effective date for the Company is January 1, 2008. The Company is evaluating the impact of the provisions of SFAS 159 on its Consolidated Financial Statements.

In December 2007, the FASB Statement 141R, "Business Combinations" ("SFAS 141R") was issued. SFAS 141R replaces SFAS 141. SFAS 141R requires the acquirer of a business to recognize and measure the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at fair value. SFAS 141R also requires transactions costs related to the business combination to be expensed as incurred. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The effective date for the Company will be January 1, 2009. We have not yet determined the impact of SFAS 141R related to future acquisitions, if any, on our consolidated financial statements.

Results of Operations

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006.

The following table presents certain information related to the Company's results of operations for the years ended December 31, 2007 and 2006.

	Year ended December 31,		
	2007	2006	% change
	(in thousands, except per share and statistical data)		
Revenues (gross billings of $9.437 billion and $8.055 billion less worksite employee payroll cost of $7.867 billion and $6.666 billion, respectively)	$ 1,569,977	$1,389,464	13.0%
Gross profit	305,922	282,729	8.2%
Operating expenses	243,708	221,164	10.2%
Operating income	62,214	61,565	1.1%
Other income (expense)	11,225	10,517	6.7%
Net income	47,492	46,506	2.1%
Diluted net income per share of common stock	1.74	1.64	6.1%
Statistical Data:			
Average number of worksite employees paid per month	110,291	100,675	9.6%
Revenues per worksite employee per month [(1)]	$ 1,186	$ 1,150	3.1%
Gross profit per worksite employee per month	231	234	(1.3)%
Operating expenses per worksite employee per month	184	183	0.5%
Operating income per worksite employee per month	47	51	(7.8)%
Net income from continuing operations per worksite employee per month	36	38	(5.3)%

[(1)] Gross billings of $7,130 and $6,667 per worksite employee per month less payroll cost of $5,944 and $5,517 per worksite employee per month, respectively.

Revenues

Our revenues, which represent gross billings net of worksite employee payroll cost, increased 13.0% over 2006 due to a 9.6% increase in the average number of worksite employees paid per month and a 3.1%, or $36, increase in revenues per worksite employee per month. The 3.1% increase in revenues per worksite employee per month was due primarily to increases in the payroll tax and benefit pricing components related to our direct costs.

By region, our revenue growth over 2006 and revenue distribution for years ended December 31, 2007 and 2006 were as follows:

	Year ended December 31,			Year ended December 31,	
	2007	2006	% change	2007	2006
	(in thousands)			(% of total revenue)	
Northeast	$ 311,468	$ 256,187	21.6%	19.8%	18.5%
Southeast	166,115	149,370	11.2%	10.6%	10.8%
Central	220,728	199,034	10.9%	14.1%	14.3%
Southwest	533,893	461,388	15.7%	34.0%	33.2%
West	325,613	313,317	3.9%	20.7%	22.5%
Other revenues	12,160	10,168	19.6%	0.8%	0.7%
Total revenues	$1,569,977	$1,389,464	13.0%	100.0%	100.0%

Our unit growth rate is affected by three primary sources – new client sales, client retention and the net change in existing clients through worksite employee new hires and layoffs. During 2007, the 9.6% increase in the average number of worksite employees paid per month resulted primarily from improvements in new client sales and the net change in existing clients.

Gross Profit

Gross profit increased 8.2% to $305.9 million compared to 2006. The average gross profit per worksite employee decreased 1.3% to $231 per month in 2007 versus $234 in 2006. Our pricing objectives attempt to maintain or improve the gross profit per worksite employee by increasing revenue per worksite employee to match or exceed changes in primary direct costs and operating expenses.

While our revenues per worksite employee per month increased 3.1%, our direct costs, which primarily include payroll taxes, benefits and workers' compensation expenses, increased 4.3% to $955 per worksite employee per month in 2007 versus $916 in 2006. The primary direct cost components changed as follows:

- *Benefits costs* – The cost of group health insurance and related employee benefits increased $41 per worksite employee per month, or 8.3% on a per covered employee basis, compared to 2006. The percentage of worksite employees covered under our health insurance plan was 73.2% in 2007 versus 72.7% in 2006. Please read "—Critical Accounting Policies and Estimates – Benefits Costs" on page 25 for a discussion of our accounting for health insurance costs.

- *Workers' compensation costs* – Workers' compensation costs decreased $19 per worksite employee per month compared to 2006. As a percentage of non-bonus payroll cost, workers' compensation costs decreased to 0.51% in 2007 from 0.92% in 2006, primarily as a result of favorable trends in both the frequency and severity of workers' compensation claims. During 2007, the Company recorded reductions in workers' compensation costs of $19.6 million, or 0.28% of non-bonus payroll costs, for changes in estimated losses and tax surcharges, compared to $6.4 million, or 0.11% of non-bonus payroll costs in 2006. Please read "—Critical Accounting Policies and Estimates – Workers' Compensation Costs" on page 27 for a discussion of our accounting for workers' compensation costs.

- *Payroll tax costs* – Payroll taxes increased $18 per worksite employee per month compared to 2006, due to a 7.7% increase in average payroll cost per worksite employee per month. Payroll taxes as a percentage of payroll cost decreased from 7.27% in 2006 to 7.06% in 2007, due to: (i) lower state unemployment tax rates in 2007, including a $2.9 million, or 0.04% as a percentage of payroll costs, state unemployment tax refund from the State of Texas, and (ii) increased payroll averages and bonus levels. The 2006 rate includes a $3.3 million payroll tax reduction, or 0.05% as a percentage of payroll costs, related to the California state unemployment tax matter. Please read "—Critical Accounting Policies and Estimates – State Unemployment Taxes" on page 26 for a discussion of our accounting for state unemployment taxes.

Operating Expenses

The following table presents certain information related to our operating expenses for the years ended December 31, 2007 and 2006.

	Year ended December 31,			Year ended December 31,		
	2007	2006	% change	2007	2006	% change
	(in thousands)			(per worksite employee per month)		
Salaries, wages and payroll taxes	$ 131,648	$ 119,963	9.7%	$ 99	$ 99	—
Stock-based compensation	7,513	3,411	120.3%	6	3	100.0%
General and administrative expenses	62,453	57,409	8.8%	47	48	(2.1)%
Commissions	11,795	10,968	7.5%	9	9	—
Advertising	14,143	13,975	1.2%	11	11	—
Depreciation and amortization	16,156	15,438	4.7%	12	13	(7.7)%
Total operating expenses	$ 243,708	$ 221,164	10.2%	$ 184	$ 183	0.5%

Operating expenses increased 10.2% to $243.7 million. Operating expenses per worksite employee per month increased 0.5% to $184 in 2007 versus $183 in 2006. The components of operating expenses changed as follows:

- Salaries, wages and payroll taxes of corporate and sales staff increased 9.7%, but remained flat on a per worksite employee per month basis compared to 2006. During 2007, the number of corporate employees increased 7.7%, and the average non-bonus pay for corporate employees increased 4.9% as compared to 2006.

- Stock-based compensation increased $3 per worksite employee per month. Stock-based compensation expense represents the vesting of restricted stock awards and the annual stock grant made to non-employee Directors. Please read Note 1 to the Consolidated Financial Statements on page F-17 for additional information.

- General and administrative expenses increased 8.8% due primarily to higher expenses associated with the increase in corporate and worksite employee headcount, such as travel, printing and rent. General and administrative expenses decreased $1 per worksite employee per month compared to 2006.

- Commissions expense increased 7.5%, but remained flat on a per worksite employee per month basis compared to 2006.

- Advertising costs increased 1.2%, but remained flat on a per worksite employee basis as compared to 2006.

- Depreciation and amortization expense increased 4.7%, due primarily to the $1.2 million impairment charge related to software associated with the 2005 acquisition of HRTools.com, but declined $1 on a per worksite employee per month basis versus 2006.

Other Income (Expense)

Other income (expense) increased to $11.2 million in 2007 compared to $10.5 million in 2006. Interest expense decreased $1.0 million as compared to 2006, due to the repayment in May 2006 of the $32.3 million outstanding variable-rate mortgage on our corporate headquarters.

Income Tax Expense

During 2007 we incurred federal and state income tax expense of $25.9 million on pre-tax income of $73.4 million. Our provision for income taxes differed from the US statutory rate of 35% primarily due to state income taxes and non-deductible expenses, offset by tax-exempt interest income. Our effective income tax rate was 35.3% in the 2007 period compared to 35.5% in the 2006 period.

Net Income

Net income for 2007 was $47.5 million, or $1.74 per diluted share, compared to $46.5 million, or $1.64 per diluted share in 2006. On a per worksite employee per month basis, net income decreased 5.3% to $36 in 2007 from $38 in 2006.

Results of Operations

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005.

The following table presents certain information related to the Company's results of operations for the years ended December 31, 2006 and 2005.

	Year ended December 31,		
	2006	2005	% change
	(in thousands, except per share and statistical data)		
Revenues (gross billings of $8.055 billion and $6.633 billion less worksite employee payroll cost of $6.666 billion and $5.463 billion, respectively)	$ 1,389,464	$1,169,612	18.8%
Gross profit	282,729	235,756	19.9%
Operating expenses	221,164	191,989	15.2%
Operating income	61,565	43,767	40.7%
Other income (expense)	10,517	3,980	164.2%
Net income	46,506	29,983	55.1%
Diluted net income per share of common stock	1.64	1.12	46.4%
Statistical Data:			
Average number of worksite employees paid per month	100,675	88,780	13.4%
Revenues per worksite employee per month [(1)]	$ 1,150	$ 1,098	4.7%
Gross profit per worksite employee per month	234	221	5.9%
Operating expenses per worksite employee per month	183	180	1.7%
Operating income per worksite employee per month	51	41	24.4%
Net income from continuing operations per worksite employee per month	38	28	35.7%

---

(1) Gross billings of $6,667 and $6,226 per worksite employee per month less payroll cost of $5,517 and $5,128 per worksite employee per month, respectively.

Revenues

Our revenues, which represent gross billings net of worksite employee payroll cost, increased 18.8% over 2005 due to a 13.4% increase in the average number of worksite employees paid per month and a 4.7%, or $52, increase in revenues per worksite employee per month. The 4.7% increase in revenues per worksite employee per month was due to both: (i) increases in the pricing components related to our direct costs, including payroll taxes, benefits and workers' compensation costs; and (ii) an increase in the markup related to our HR services.

By region, our revenue growth over 2005 and revenue distribution for years ended December 31, 2006 and 2005 were as follows:

	Year ended December 31,			Year ended December 31,	
	2006	2005	% change	2006	2005
	(in thousands)			(% of total revenue)	
Northeast	$ 256,187	$ 194,192	31.9%	18.5%	16.6%
Southeast	149,370	119,969	24.5%	10.8%	10.2%
Central	199,034	162,944	22.1%	14.3%	13.9%
Southwest	461,388	407,997	13.1%	33.2%	34.9%
West	313,317	276,840	13.2%	22.5%	23.7%
Other revenues	10,168	7,670	32.6%	0.7%	0.7%
Total revenues	$1,389,464	$1,169,612	18.8%	100.0%	100.0%

Our unit growth rate is affected by three primary sources – new client sales, client retention and the net change in existing clients through worksite employee new hires and layoffs. During 2006, the 13.4% increase in the average number of worksite employees paid per month resulted from improvements in new client sales and the net change in existing clients, while client retention, measured as a percentage of the worksite employee base, declined as compared to 2005.

Gross Profit

Gross profit increased 19.9% to $282.7 million compared to 2005. The average gross profit per worksite employee increased 5.9% to $234 per month in 2006 versus $221 in 2005. Our pricing objectives attempt to maintain or improve the gross profit per worksite employee by increasing revenue per worksite employee to match or exceed changes in primary direct costs and operating expenses.

While our revenues per worksite employee per month increased 4.7%, our direct costs, which primarily include payroll taxes, benefits and workers' compensation expenses, increased 4.4% to $916 per worksite employee per month in 2006 versus $877 in 2005. The primary direct cost components changed as follows:

- *Benefits costs* – The cost of group health insurance and related employee benefits increased $26 per worksite employee per month to $453 compared to 2005. This increase is due to a 5.7% increase in the cost per covered employee and a slight increase in the percentage of worksite employees covered under our health insurance plan to 72.7% in 2005 versus 72.4% in 2005. Please read "—Critical Accounting Policies and Estimates – Benefits Costs" on page 25 for a discussion of our accounting for health insurance costs.

- *Workers' compensation costs* – Workers' compensation costs decreased $5 per worksite employee per month compared to 2005. As a percentage of non-bonus payroll cost, workers' compensation costs decreased to 0.92% in 2006 from 1.09% in 2005, primarily as a result of favorable trends in both the frequency and severity of workers' compensation claims. During 2006, the Company recorded reductions in workers' compensation costs of $6.4 million, or 0.11% of non-bonus payroll costs, for changes in estimated losses and tax surcharges, compared to $4.6 million, or 0.09% of non-bonus payroll costs in 2005. Please read "—Critical Accounting Policies and Estimates – Workers' Compensation Costs" on page 27 for a discussion of our accounting for workers' compensation costs.

- *Payroll tax costs* – Payroll taxes increased $18 per worksite employee per month compared to 2005, due to a 7.6% increase in average payroll cost per worksite employee per month. Payroll taxes as a percentage of payroll cost decreased from 7.46% in 2005 to 7.27% in 2006. The 2006 amount includes a $3.3 million payroll tax reduction, or 0.05% as a percentage of payroll costs, related to the California state unemployment tax matter. Please read "—Critical Accounting Policies and Estimates – State Unemployment Taxes" on page 26 for a discussion of our accounting for state unemployment taxes.

Operating Expenses

The following table presents certain information related to our operating expenses for the years ended December 31, 2006 and 2005.

	Year ended December 31,			Year ended December 31,		
	2006	2005	% change	2006	2005	% change
	(in thousands)			(per worksite employee per month)		
Salaries, wages and payroll taxes	$ 119,963	$ 99,562	20.5%	$ 99	$ 93	6.5%
Stock-based compensation	3,411	2,079	64.1%	3	2	50.0%
General and administrative expenses	57,409	52,960	8.4%	48	50	(4.0)%
Commissions	10,968	10,121	8.4%	9	10	(10.0)%
Advertising	13,975	12,100	15.5%	11	11	—
Depreciation and amortization	15,438	15,167	1.8%	13	14	(7.1)%
Total operating expenses	$ 221,164	$ 191,989	15.2%	$ 183	$ 180	1.7%

Operating expenses increased 15.2% to $221.2 million. Operating expenses per worksite employee per month increased 1.7% to $183 in 2006 versus $180 in 2005. The components of operating expenses changed as follows:

- Salaries, wages and payroll taxes of corporate and sales staff increased 20.5%, or $6 per worksite employee per month compared to 2005. During 2006, the number of corporate employees increased 16.6%, and the average pay for corporate employees increased 4.2% as compared to 2005.

- Stock-based compensation increased 64.1%, or $1 per worksite employee per month. Stock-based compensation expense primarily represents the vesting of restricted stock awards. The 2006 expense also includes $280,000 related to the annual stock grant made to the independent members of the Board of Directors. The 2005 amount includes $790,000 related to the acceleration of stock option vesting. Please read Note 1 to the Consolidated Financial Statements on page F-17 for additional information.

- General and administrative expenses increased 8.4% due primarily to higher expenses associated with the increase in corporate and worksite employee headcount, such as travel, postage and rent. General and administrative expenses decreased $2 per worksite employee per month compared to 2005.

- Commissions expense increased 8.4%, but declined $1 per worksite employee per month compared to 2005.

- Advertising costs increased 15.5%, due primarily to increases in radio and television advertising associated with the 2006 sales campaigns. These costs remained flat on a per worksite employee basis as compared to 2005.

- Depreciation and amortization expense increased 1.8%, but declined $1 on a per worksite employee basis versus 2005.

Other Income (Expense)

Other income (expense) increased to $10.5 million in 2006 compared to $4.0 million in 2005. Interest income increased by $4.8 million, primarily as a result of an increase in cash balances, including cash held in our workers ' compensation program, and higher interest rates in 2006. Interest expense decreased $1.2 million as compared to 2005, due to the repayment of the $32.3 million outstanding variable-rate mortgage on our corporate headquarters in May 2006.

Income Tax Expense

During 2006 we incurred federal and state income tax expense of $25.6 million on pre-tax income of $72.1 million. Our provision for income taxes differed from the US statutory rate of 35% primarily due to state income taxes and non-deductible expenses, offset by tax-exempt interest income. Our effective income tax rate was 35.5% in the 2006 period compared to 37.2% in the 2005 period.

Net Income

Net income for 2006 was $46.5 million, or $1.64 per diluted share, compared to $30.0 million, or $1.12 per diluted share in 2005. On a per worksite employee per month basis, net income increased 35.7% to $38 in 2006 versus $28 in 2005.

Non-GAAP Financial Measures

Non-bonus payroll cost is a non-GAAP financial measure that excludes the impact of bonus payrolls paid to our worksite employees. Bonus payroll cost varies from period to period, but has no direct impact to our ultimate workers' compensation costs under the current program. As a result, our management refers to non-bonus payroll cost in analyzing, reporting and forecasting our workers' compensation costs. Non-GAAP financial measures are not prepared in accordance with generally accepted accounting principles ("GAAP") and may be different from non-GAAP financial measures used by other companies. Non-GAAP financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. We include these non-GAAP financial measures because we believe they are useful to investors in allowing for greater transparency related to the costs incurred under our current workers' compensation program. Investors are encouraged to review the reconciliation of the non-GAAP financial measures used to their most directly comparable GAAP financial measures as provided in the table below.

	Year ended December 31,		
	2007	2006	% Change
	(in thousands, except per worksite employee)		
GAAP to non-GAAP reconciliation:			
Payroll cost (GAAP)	$7,866,792	$ 6,665,532	18.0%
Less: bonus payroll cost	845,149	640,552	31.9%
Non-Bonus payroll cost	$7,021,643	$ 6,024,980	16.5%
Payroll cost per worksite employee (GAAP)	$ 5,944	$ 5,517	7.7%
Less: Bonus payroll cost per worksite employee	639	530	20.6%
Non-bonus payroll cost per worksite employee	$ 5,305	$ 4,987	6.4%

Liquidity and Capital Resources

We periodically evaluate our liquidity requirements, capital needs and availability of resources in view of, among other things, our expansion plans, debt service requirements and other operating cash needs. To meet short- and long-term liquidity requirements, including payment of direct and operating expenses and repaying debt, we rely primarily on cash from operations. However, we have in the past sought, and may in the future seek, to raise additional capital or take other steps to increase or manage our liquidity and capital resources. We had $210.7 million in cash and cash equivalents and marketable securities at December 31, 2007, of which approximately $101.2 million was payable in early January 2008 for withheld federal and state income taxes, employment taxes and other payroll deductions, and $15.5 million in customer prepayments that were payable in January 2008. At December 31, 2007, we had working capital of $97.2 million compared to $128.4 million at December 31, 2006. We currently believe that our cash on hand, marketable securities and cash flows from operations will be adequate to meet our liquidity requirements for 2008. We will rely on these same sources, as well as public and private debt or equity financing, to meet our longer-term liquidity and capital needs.

Cash Flows From Operating Activities

Our cash flows from operating activities in 2007 of $75.0 million reflected a decrease of $13.5 million from 2006. Our primary source of cash from operations is the comprehensive service fee and payroll funding we collect from our clients. The level of cash and cash equivalents, and thus our reported cash flows from operating activities are significantly impacted by various external and internal factors, which are reflected in part by the changes in our balance sheet accounts. These include the following:

- *Workers' compensation plan funding* – Effective October 1, 2007, the Company entered into an arrangement with ACE Group of Companies ("ACE") to provide workers' compensation insurance coverage ("ACE Program"), with coverage and a program structure consistent with the AIG Program. AIG remains the carrier for all claim activity incurred between September 1, 2003 and September 30, 2007. Under our arrangements with our insurance carriers, we make monthly payments comprised of premium costs and funds to be set aside for payment of future claims ("claim funds"). These pre-determined amounts are stipulated in our agreements with our carriers, and are based primarily on anticipated worksite employee payroll levels and workers compensation loss rates during the policy year. Changes in payroll levels from that which was anticipated in the arrangements can result in changes in the amount of the cash payments, which will impact our reporting of operating cash flows. Our claim funds paid, based upon anticipated worksite employee payroll levels and workers' compensation loss rates, were $45.2 million, less claims paid of $22.9 million in 2007, and $47.4 million, less claims paid of $20.7 million for the 2006 period. However, our estimates of workers' compensation loss costs were $19.9 million and $37.8 million in 2007 and 2006, respectively. Additionally, during the years ended December 31, 2007 and 2006, AIG returned $24.3 million and $29.7 million, respectively, to Administaff for the return of excess funding related to prior policy periods beginning in 2003.

- *Timing of customer payments / payrolls* – We typically collect our comprehensive service fee, along with the client's payroll funding, from clients at least one day prior to the payment of worksite employee payrolls and associated payroll taxes. Therefore, the last business day of a reporting period has a substantial impact on our reporting of operating cash flows. For example, many worksite employees are paid on Fridays and at month-end; therefore, operating cash flows decrease in the reporting periods that end on a Friday. In the year ended December 31, 2007, which ended on a Monday, client prepayments were $15.5 million and accrued worksite employee payroll was $110.4 million. In the year ended December 31, 2006, which ended on a Friday, customer prepayments were $9.1 million and accrued worksite employee payroll was $94.8 million.

- *Medical plan funding* – Our healthcare contract with United establishes participant cash funding rates 90 days in advance of the beginning of a reporting quarter. Therefore, changes in the participation level of the United Plan have a direct impact on our operating cash flows. In addition, changes to the funding rates, which are solely determined by United based primarily upon recent claim history and anticipated cost trends, also have a significant impact on our operating cash flows. Since inception of the United Plan in January 2002, cash funded to United has exceeded Plan Costs, resulting in a $23.9 million surplus, $14.9 million of which is reflected as a current asset, and $9.0 million of which is reflected as a long-term asset on our Consolidated Balance Sheets at December 31, 2007.

- *Operating results* – Our net income has a significant impact on our operating cash flows. Our net income increased to $47.5 million in 2007 from $46.5 million in 2006. Please read "Results of Operations – Year Ended December 31, 2007 Compared to Year Ended December 31, 2006" on page 31.

Cash Flows Used in Investing Activities

Our cash flows used in investing activities were $2.1 million during 2007. We invested $12.9 million in capital expenditures, primarily computer hardware and software to increase our overall data processing capacity, the life cycle replacement of computing, network and telecommunications equipment, and enhancements to our disaster recovery and security capabilities. In addition, we received $10.5 in net proceeds from the sale and maturity of marketable securities.

We expect approximately $18.4 million in capital expenditures in 2008.

Cash Flows Used In Financing Activities

Cash flows used in financing activities were $85.5 million during 2007.

We repurchased $80.5 million in treasury stock and paid $11.9 million in dividends, offset by the receipt of $3.9 million in stock option exercise proceeds and $2.9 million in income tax benefit from stock-based compensation.

Contractual Obligations and Commercial Commitments

The following table summarizes our contractual obligations and commercial commitments as of December 31, 2007, and the effect they are expected to have on our liquidity and capital resources (in thousands):

Contractual obligations:	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Capital lease obligations	$ 1,166	$ 629	$ 537	$ —	$ —
Non-cancelable operating leases	71,490	10,605	19,887	18,811	22,187
Purchase obligations [1]	12,531	7,622	4,229	380	300
Other long-term liabilities					
Accrued workers' compensation claim costs [2]	74,433	33,616	18,179	15,708	6,930
Total contractual cash obligations	$159,620	$ 52,472	$ 42,832	$ 34,899	$ 29,417

(1) The table includes purchase obligations associated with non-cancelable contracts individually greater than $100,000 and one year.

(2) Accrued workers' compensation claim costs include the short and long-term amounts. For more information, please read "Critical Accounting Policies and Estimates – Workers' Compensation Costs," on page 27.

Seasonality, Inflation and Quarterly Fluctuations

We believe the effects of inflation have not had a significant impact on our results of operations or financial condition.

Factors That May Affect Future Results and the Market Price of Common Stock

Liability for Worksite Employee Payroll, Payroll Taxes and Benefits Costs

Under the CSA, we become a co-employer of worksite employees and assume the obligations to pay the salaries, wages and related benefits costs and payroll taxes of such worksite employees. We assume such obligations as a principal, not as an agent of the client. Our obligations include responsibility for:

- payment of the salaries and wages for work performed by worksite employees, regardless of whether the client timely pays us the associated service fee;
- withholding and payment of federal and state payroll taxes with respect to wages and salaries reported by Administaff; and
- providing benefits to worksite employees even if our costs to provide such benefits exceed the fees the client pays us.

If a client does not pay us, or if the costs of benefits we provide to worksite employees exceed the fees a client pays us, our ultimate liability for worksite employee payroll and benefits costs could have a material adverse effect on our financial condition or results of operations.

Increases in Health Insurance Premiums

Maintaining health insurance plans that cover worksite employees is a significant part of our business. Our primary health insurance contract expires on December 31, 2009, subject to cancellation by either party upon 180 days notice.

Health insurance premiums are in part determined by our claims experience and comprise a significant portion of our direct costs. We employ extensive risk management procedures in an attempt to control our claims incidence and structure our benefits contracts to provide as much cost stability as possible. However, if we experience a sudden and unexpected large increase in claim activity, our health insurance costs could increase. Contractual arrangements with our clients limit our ability to incorporate such increases into service fees, which could result in a delay before such increases could be reflected in service fees. As a result, such increases could have a material adverse effect on our financial condition or results of operations. For additional information related to our health insurance costs, please read Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates – Benefits Costs," on page 25.

Increases in Workers' Compensation Costs

The current workers' compensation contract with ACE expires on September 30, 2008. In the event we are unable to secure replacement contracts on competitive terms, significant disruption to our business could occur.

Our workers' compensation coverage (the "ACE Program") is currently provided through member insurance companies of ACE American Insurance Company ("ACE"). Under our arrangement with ACE, we bear the economic burden for the first $1 million layer of claims per occurrence. ACE bears the economic burden for all claims in excess of such first $1 million layer. The ACE Program is a fully insured policy whereby ACE has the responsibility to pay all claims incurred under the policy regardless of whether we satisfy our responsibilities. For additional discussion of our policy with ACE, please read Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Policies and Estimates – Workers' Compensation Costs" on page 27.

In conjunction with entering into the AIG Program in 2003, we formed a wholly owned captive insurance subsidiary (the "Captive"). The Captive structure remains in place with the ACE Program. We recognize the Captive as an insurance company for federal income tax purposes, with respect to our consolidated federal income tax return. In the event the Internal Revenue Service ("IRS") were to determine that the Captive does not qualify as an insurance company, we could be required to make accelerated income tax payments to the IRS that we otherwise would have deferred until future periods.

In 2003, facing continued capital constraints and a series of downgrades from various rating agencies, our former workers' compensation insurance carrier for the two-year period ending September 2003, Lumbermens Mutual Casualty Company, a unit of Kemper Insurance Companies ("Kemper"), made the decision to substantially cease underwriting operations and voluntarily entered into "run-off." A "run-off" is the professional management of an insurance company's discontinued distressed or nonrenewed lines of insurance and associated liabilities outside of a judicial proceeding. In the event the run-off process is not successful and Kemper is forced into bankruptcy or a similar proceeding, most states have established guaranty funds to pay remaining claims. However, the guarantee associations in some states, including Texas, have asserted that state law returns the liability for open claims under such policies to the insured, as we experienced when another former insurance carrier, Reliance National Indemnity Co., declared bankruptcy in 2001. In that case, the Texas state guaranty association asserted that it was entitled to full reimbursement from us for workers' compensation benefits paid by the association. Although we settled that dispute within the limits of insurance coverage we had secured to cover potential claims returned to us related to the Reliance policies, if one or more states were to assert that liability for open claims with Kemper should be returned to us, we may be required to make a payment to the state covering estimated claims attributable to us. Any such payment would reduce net income, which may have a material adverse effect on net income in the reported period.

Increases in Unemployment Tax Rates

We record our state unemployment tax expense based on taxable wages and tax rates assigned by each state. State unemployment tax rates vary by state and are determined, in part, based on prior years' compensation experience in each state. Should our claim experience increase, our unemployment tax rates could increase. In addition, states have the ability under law to increase unemployment tax rates to cover deficiencies in the unemployment tax fund. Some states have implemented retroactive cost increases. Contractual arrangements with our clients limit our ability to incorporate such increases into service fees, which could result in a delay before such increases could be reflected in service fees. As a result, such increases could have a material adverse effect on our financial condition or results of operations. For additional information related to state unemployment taxes, please read Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates – State Unemployment Taxes," on page 26.

Need to Renew or Replace Clients

Our standard CSA can be cancelled by us or the client with 30 to 60 days notice. Accordingly, the short-term nature of the CSA makes us vulnerable to potential cancellations by existing clients, which could materially and adversely affect our financial condition and results of operations. In addition, our results of operations are dependent in part upon our ability to retain or replace our clients upon the termination or cancellation of the CSA. Our client attrition rate was approximately 20% in 2007. There can be no assurance that the number of contract cancellations will continue at these levels or increase in the future due to various factors, including but not limited to, economic conditions in the markets we operate.

Competition and New Market Entrants

The PEO industry is highly fragmented. Many PEOs have limited operations and fewer than 1,000 worksite employees, but there are several industry participants that are comparable to our size. We also encounter competition from "fee for service" companies such as payroll processing firms, insurance companies and human resource consultants. Several of our competitors are PEO divisions of large business services companies, such as Automatic Data Processing, Inc. and Paychex, Inc. Such companies have substantially greater resources than Administaff. Accordingly, the PEO divisions of such companies may be able to provide their PEO services at more competitive prices than we may be able to offer. Moreover, we expect that as the PEO industry grows and its regulatory framework becomes better established, well-organized competition with greater resources than us may enter the PEO market, possibly including large "fee for service" companies currently providing a more limited range of services.

Liabilities for Client and Employee Actions

A number of legal issues remain unresolved with respect to the co-employment arrangement between a PEO and its worksite employees, including questions concerning the ultimate liability for violations of employment and discrimination laws. Our CSA establishes the contractual division of responsibilities between Administaff and our clients for various personnel management matters, including compliance with and liability under various governmental regulations.

We maintain certain general insurance coverages (including coverages for our clients) to manage our exposure for various employee-related claims, and as a result, the costs in excess of insurance premiums we incur with respect to this exposure have historically been insignificant to our operating results.

Because we act as a co-employer, we may be subject to liability for violations of various employment and discrimination laws despite these contractual provisions, even if we do not participate in such violations. Although the CSA provides that the client is to indemnify us for any liability attributable to the client's conduct, we may not be able to collect on such a contractual indemnification claim and thus may be responsible for satisfying such liabilities. In addition, worksite employees may be deemed to be our agents, which may subject us to liability for the actions of such worksite employees.

Federal, State and Local Regulation

As a major employer, our operations are affected by numerous federal, state and local laws and regulations relating to labor, tax, benefit and employment matters. By entering into a co-employer relationship with employees assigned to work at client locations, we assume certain obligations and responsibilities of an employer under these laws. However, many of these laws (such as ERISA and federal and state employment tax laws) do not specifically address the obligations and responsibilities of non-traditional employers such as PEOs, and the definition of "employer" under these laws is not uniform. In addition, many of the states in which we operate have not addressed the PEO relationship for purposes of compliance with applicable state laws governing the employer/employee relationship. Any adverse application of new or existing federal or state laws to the PEO relationship with our worksite employees could have a material adverse effect on our results of operations or financial condition.

While many states do not explicitly regulate PEOs, 32 states have passed laws that have recognition, licensing, certification or registration requirements for PEOs, and several other states are considering such regulation. Such laws vary from state to state, but generally provide for monitoring the fiscal responsibility of PEOs, and in some cases codify and clarify the co-employment relationship for unemployment, workers' compensation and other purposes under state law. While we generally support licensing regulation because it serves to validate the PEO relationship, we may not be able to satisfy licensing requirements or other applicable regulations for all states. In addition, there can be no assurance that we will be able to renew our licenses in all states.

Geographic Market Concentration

While we have sales offices in 24 markets, our Houston and Texas (including Houston) markets accounted for approximately 15% and 32%, respectively, of our worksite employees for the year ended December 31, 2007. Accordingly, while we have a goal of expanding in our current and future markets outside of Texas, for the foreseeable future, a significant portion of our revenues may be subject to economic factors specific to Texas (including Houston).

Potential Client Liability for Employment Taxes

Under the CSA, we assume sole responsibility and liability for paying federal employment taxes imposed under the Code with respect to wages and salaries we pay our worksite employees. There are essentially three types of federal employment tax obligations:

- income tax withholding requirements;
- obligations under the Federal Income Contribution Act ("FICA"); and
- obligations under the Federal Unemployment Tax Act ("FUTA").

Under the Code, employers have the obligation to withhold and remit the employer portion and, where applicable, the employee portion of these taxes. Most states impose similar employment tax obligations on the employer. While the CSA provides that we have sole legal responsibility for making these tax contributions, the IRS or applicable state taxing authority could conclude that such liability cannot be completely transferred to us. Accordingly, in the event that we fail to meet our tax withholding and payment obligations, the client may be held jointly and severally liable for those obligations. While this interpretive issue has not, to our knowledge, discouraged clients from enrolling with Administaff, a definitive adverse resolution of this issue may discourage clients from enrolling in the future.

Potential Disclosure of Sensitive or Private Information

Unauthorized access or unintentional disclosure of personal information could damage our reputation and operating results. While we strive to comply with all applicable data protection laws and regulations, and maintain stringent privacy and security policies and procedures, any failure or perceived failure to adequately protect sensitive information may result in negative publicity and / or proceedings or actions against us by government entities or others, which could potentially have an adverse affect on our business.

Thirty-nine states have enacted notification rules concerning privacy and data protection. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our data practices. If so, in addition to the possibility of fines, this could result in an order requiring that we change our data practices, which could have a material effect on our business. Complying with these various laws could cause us to incur substantial costs or require us to change our business practices in a manner adverse to our business.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We are primarily exposed to market risks from fluctuations in interest rates and the effects of those fluctuations on the market values of our cash equivalent short-term investments and our available-for-sale marketable securities. The cash equivalent short-term investments consist primarily of overnight investments, which are not significantly exposed to interest rate risk, except to the extent that changes in interest rates will ultimately affect the amount of interest income earned on these investments. The available-for-sale marketable securities are subject to interest rate risk because these securities generally include a fixed interest rate. As a result, the market values of these securities are affected by changes in prevailing interest rates.

We attempt to limit our exposure to interest rate risk primarily through diversification and low investment turnover. Our marketable securities are currently managed by two professional investment management companies, each of which is guided by our investment policy. Our investment policy is designed to maximize after-tax interest income while preserving our principal investment. As a result, our marketable securities consist primarily of tax-exempt short-term debt securities.

The following table presents information about our available-for-sale marketable securities as of December 31, 2007 (dollars in thousands):

	Principal Maturities	Average Interest Rate
2008	$ 3,895	3.5%
2009	2,725	5.2%
2010	—	—
2011	—	—
2012	—	—
Thereafter	68,245 [1]	4.7%
Total	$ 74,865	4.7%
Fair Market Value	$ 74,880	

[1] Includes auction rate securities with original maturities greater than ten years; however, the interest rates reset, at most, every 35 days based on short-term market yields.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The information required by this Item 8 is contained in a separate section of this Annual Report. See "Index to Consolidated Financial Statements" on page F-1.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

In accordance with Exchange Act Rules 13a-15 and 15a-15, we carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2007.

Design and Evaluation of Internal Control Over Financial Reporting

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we included a report of management's assessment of the design and effectiveness of our internal controls as part of this Annual Report on Form 10-K for the fiscal year ended December 31, 2007. Ernst & Young, LLP, our independent registered public accounting firm, also attested to our internal control over financial reporting. Management's report and the independent registered public accounting firm's attestation report are included in our 2007 Consolidated Financial Statements on pages F-3 and F-4 under the captions entitled "Management's Report on Internal Control Over Financial Reporting" and "Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting," and are incorporated herein by reference.

There has been no change in our internal controls over financial reporting that occurred during the three months ended December 31, 2007 that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 9B. OTHER INFORMATION.

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

Some of the information required by this item is incorporated by reference to the information set forth under the captions "Proposal Number 1: Election of Directors – Nominees – Class I Directors (For Terms Expiring at the 2011 Annual Meeting)," "– Directors Remaining in Office," and "– Section 16(a) Beneficial Ownership Reporting Compliance" in our definitive Proxy Statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A within 120 days after the end of the fiscal year covered by this report (the "Administaff Proxy Statement").

Code of Business Conduct and Ethics

Our Board of Directors adopted our Code of Business Conduct and Ethics (the "Code of Ethics"), which meets the requirements of Rule 303.A of the New York Stock Exchange Listed Company Manual and Item 406 of Regulation S-K. You can access our Code of Ethics on the Corporate Governance page of our Web site at www.administaff.com. Any stockholder who so requests may obtain a printed copy of the Code of Ethics from Administaff. Changes in and waivers to the Code of Ethics for the Company's directors, executive officers and certain senior financial officers will be posted on our Internet Web site within five business days and maintained for at least twelve months.

ITEM 11. EXECUTIVE COMPENSATION.

The information required by this item is incorporated by reference to the information set forth under the captions "Proposal Number 1: Election of Directors – Director Compensation" and "—Executive Compensation" in the Administaff Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required by this item is incorporated by reference to the information set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" in the Administaff Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE.

The information required by this item is incorporated by reference to the information set forth under the caption "Proposal Number 1: Election of Directors – Certain Relationships and Related Transactions" in the Administaff Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

The information required by this item is incorporated by reference to the information set forth under the caption "Proposal Number 2: Ratification and Appointment of Independent Public Accountants – Fees of Ernst & Young LLP" and "—Finance, Risk Management and Audit Committee Pre-Approval Policy for Audit and Non-Audit Services" in the Administaff Proxy Statement.

PART IV

ITEM 15. EXHIBITS FINANCIAL STATEMENT SCHEDULES.

(a) 1. Financial Statements of the Company

The Consolidated Financial Statements listed by the Registrant on the accompanying Index to Consolidated Financial Statements (see page F-1) are filed as part of this Annual Report.

(a) 2. Financial Statement Schedules

The required information is included in the Consolidated Financial Statements or Notes thereto.

(a) 3. List of Exhibits

3.1 Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form S-1 (No. 33-96952)).

3.2 Amended and Restated Bylaws of Administaff, Inc. dated November 13, 2007 (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on November 16, 2007).

3.3 Certificate of Designation of Series A Junior Participating Preferred Stock setting forth the terms of the Preferred Stock (included as Exhibit A to the Rights Agreement).

4.1 Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form S-1 (No. 33-96952)).

4.2 Rights Agreement dated as of November 13, 2007 between Administaff, Inc. and Mellon Investor Services, LLC, as Rights Agent (the "Rights Agreement") (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on November 16, 2007).

4.3 Form of Rights Certificate (included as Exhibit B to the Rights Agreement).

10.1† Administaff, Inc. 1997 Incentive Plan (incorporated by reference to Exhibit 99.1 to the Registrant's Registration Statement on Form S-8 (No. 333-85151)).

10.2† First Amendment to the Administaff, Inc. 1997 Incentive Plan (incorporated by reference to Exhibit 99.2 to the Registrant's Registration Statement on Form S-8 (No. 333-85151)).

10.3† Second Amendment to the Administaff, Inc. 1997 Incentive Plan (incorporated by reference to Exhibit 99.3 to the Registrant's Registration Statement on Form S-8 (No. 333-85151)).

10.4† Third Amendment to the Administaff, Inc. 1997 Incentive Plan (incorporated by reference to Exhibit 99.4 to the Registrant's Registration Statement on Form S-8 (No. 333-85151)).

10.5† Fourth Amendment to the Administaff, Inc. 1997 Incentive Plan (incorporated by reference to Exhibit 99.5 to the Registrant's Registration Statement on Form S-8 (No. 333-85151)).

10.6† Administaff, Inc. 2001 Incentive Plan, as amended and restated (incorporated by reference to Exhibit 10.1 to the Registrant's Form 10-Q filed for the quarter ended June 30, 2006).

10.7† Form of Incentive Stock Option Agreement (1997 Plan) (incorporated by reference to Exhibit 10.7 to the Registrant's Form 10-K filed for the year ended December 31, 2004).

10.8† Form of Incentive Stock Option Agreement (2001 Plan – 3 year vesting) (incorporated by reference to Exhibit 10.8 to the Registrant's Form 10-K filed for the year ended December 31, 2004).

10.9† Form of Incentive Stock Option Agreement (2001 Plan – 5 year vesting) (incorporated by reference to Exhibit 10.9 to the Registrant's Form 10-K filed for the year ended December 31, 2004).

10.10† Form of Director Stock Option Agreement (Initial Grant) (incorporated by reference to Exhibit 10.10 to the Registrant's Form 10-K filed for the year ended December 31, 2004).

10.11† Form of Director Stock Option Agreement (Annual Grant) (incorporated by reference to Exhibit 10.11 to the Registrant's Form 10-K filed for the year ended December 31, 2004).

10.12† Form of Restricted Stock Agreement (incorporated by reference to Exhibit 10.12 to the Registrant's Form 10-K filed for the year ended December 31, 2004).

10.13 Administaff, Inc. Nonqualified Stock Option Plan (incorporated by reference to Exhibit 99.6 to the Registrant's Registration Statement on Form S-8 (No. 333-85151)).

10.14 First Amendment to Administaff, Inc. Nonqualified Stock Option Plan, effective August 7, 2001 (incorporated by reference to Exhibit 10.8 to the Registrant's Form 10-K for the year ended December 31, 2002).

10.15 Second Amendment to Administaff, Inc. Nonqualified Stock Option Plan, effective January 28, 2003 (incorporated by reference to Exhibit 10.9 to the Registrant's Form 10-K for the year ended December 31, 2002).

10.16 Administaff, Inc. Amended and Restated Employee Stock Purchase Plan effective April 1, 2002 (incorporated by reference to Exhibit 10.10 to the Registrant's Form 10-K for the year ended December 31, 2002).

10.17 First Amendment to Administaff, Inc. Amended and Restated Employee Stock Purchase Plan, effective July 31, 2002 (incorporated by reference to Exhibit 10.11 to the Registrant's Form 10-K for the year ended December 31, 2002).

10.18 Second Amendment to Administaff, Inc. Amended and Restated Employee Stock Purchase Plan, effective August 15, 2003 (incorporated by reference to Exhibit 10.12 to the Registrant's Form 10-K for the year ended December 31, 2003).

10.19† Board of Directors Compensation Arrangements (incorporated by reference to Form 8-K dated February 7, 2005).

10.20 Commercial Deed of Trust, Security Agreement, Assignment of Leases and Rents, and Fixture Filing, dated December 20, 2002, executed by Administaff Services, L.P. in favor of General Electric Capital Business Asset Funding Corporation (incorporated by reference to Exhibit 10.20 to the Registrant's Form 10-K for the year ended December 31, 2002).

10.21(+) Minimum Premium Financial Agreement by and between Administaff of Texas, Inc. and United Healthcare Insurance Company, Hartford, Connecticut (incorporated by reference to Exhibit 10.3 to the Registrant's Form 10-Q for the quarter ended June 30, 2002).

10.22(+) Minimum Premium Administrative Services Agreement by and between Administaff of Texas, Inc. and United Healthcare Insurance Company, Hartford, Connecticut (incorporated by reference to Exhibit 10.4 to the Registrant's Form 10-Q for the quarter ended June 30, 2002).

10.23(+) Amended and Restated Security Deposit Agreement by and between Administaff of Texas, Inc. and United Healthcare Insurance Company, Hartford, Connecticut (incorporated by reference to Exhibit 10.5 to the Registrant's Form 10-Q for the quarter ended June 30, 2002).

10.24(+) Amendment to Various Agreements between United Healthcare Insurance Company and Administaff of Texas, Inc. (incorporated by reference to Exhibit 10.1 to the Registrant's Form 10-Q for the quarter ended June 30, 2005).

10.25 Houston Service Center Operating Lease Amendment (incorporated by reference to Exhibit 10.27 to the Registrant's Form 10-K for the year ended December 31, 2004).

10.26(+) Letter Agreement dated April 21, 2007, between Administaff of Texas, Inc. and UnitedHealthcare Insurance Company (incorporated by reference to Exhibit 10.1 to the Registrant's Form 10-Q for the quarter ended June 30, 2007).

10.27(+) Amendment to Minimum Premium Financial Agreement, as amended and restated effective January 1, 2005, by and between Administaff of Texas, Inc., and UnitedHealthcare Insurance Company (incorporated by reference to Exhibit 10.2 to the Registrant's Form 10-Q for the quarter ended June 30, 2007).

10.28(+) Amendment to Minimum Premium Administrative Services Agreement, as amended and restated effective January 1, 2005, by and between Administaff of Texas, Inc., and UnitedHealthcare Insurance Company (incorporated by reference to Exhibit 10.3 to the Registrant's Form 10-Q for the quarter ended June 30, 2007).

21.1* Subsidiaries of Administaff, Inc.

23.1* Consent of Independent Registered Public Accounting Firm.

24.1* Powers of Attorney.

31.1* Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2* Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1* Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2* Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---

* Filed herewith.

† Management contract or compensatory plan or arrangement required to be filed as an exhibit to this Form 10-K.

(+) Confidential treatment has been requested for this exhibit and confidential portions have been filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Administaff, Inc. has duly caused this report to be signed in its behalf by the undersigned, thereunto duly authorized, on February 7, 2008.

ADMINISTAFF, INC.

By: */s/ Douglas S. Sharp*
Douglas S. Sharp
Vice President, Finance
Chief Financial Officer and Treasurer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of Administaff, Inc. in the capacities indicated on February 7, 2008:

Signature	Title
/s/ Paul J. Sarvadi *Paul J. Sarvadi*	Chairman of the Board, Chief Executive Officer and Director (Principal Executive Officer)
/s/ Richard G. Rawson *Richard G. Rawson*	President and Director
/s/ Douglas S. Sharp *Douglas S. Sharp*	Vice President, Finance Chief Financial Officer and Treasurer (Principal Financial Officer)
* *Michael W. Brown*	Director
* *Jack M. Fields, Jr.*	Director
* *Eli Jones*	Director
* *Paul S. Lattanzio*	Director
* *Gregory E. Petsch*	Director
/s/ Austin P. Young *Austin P. Young*	Director

* By: */s/ Daniel D. Herink*
Daniel D. Herink, attorney-in-fact

ADMINISTAFF, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

(This page intentionally left blank)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Administaff, Inc.

We have audited the accompanying Consolidated Balance Sheets of Administaff, Inc. as of December 31, 2007 and 2006, and the related Consolidated Statements of Operations, Stockholders' Equity and Cash Flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the consolidated financial position of Administaff, Inc. at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with United States generally accepted accounting principles.

As discussed in Notes 1 and 5 to the Consolidated Financial Statements, in 2007 the Company changed its method of accounting for income taxes.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Administaff, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission* and our report dated February 4, 2008 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

Houston, Texas
February 4, 2008

MANAGEMENT'S REPORT ON INTERNAL CONTROL

The Company has assessed the effectiveness of its internal control over financial reporting as of December 31, 2007 based on criteria established by *Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO Framework").* The Company's management is responsible for establishing and maintaining adequate internal controls over financial reporting. The Company's independent registered public accountants that audited the Company's financial statements as of December 31, 2007 have issued an attestation report on management's assessment of the effectiveness of the Company's internal control over financial reporting, which appears on page F- 4.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements. Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

The Company's assessment of the effectiveness of its internal control over financial reporting included testing and evaluating the design and operating effectiveness of its internal controls. In management's opinion, the Company has maintained effective internal control over financial reporting as of December 31, 2007, based on criteria established in the COSO Framework.

/s/ Paul J. Sarvadi
Paul J. Sarvadi
Chairman of the Board and
Chief Executive Officer

/s/ Douglas S. Sharp
Douglas S. Sharp
Vice President, Finance
Chief Financial Officer and Treasurer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Administaff, Inc.

We have audited Administaff, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Administaff, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Administaff, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Administaff, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007 of Administaff, Inc. and our report dated February 4, 2008 expressed an unqualified opinion thereon.

Ernst & Young LLP

Houston, Texas
February 4, 2008

ADMINISTAFF, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands)

ASSETS

	December 31,	
	2007	2006
Current assets:		
Cash and cash equivalents	$ 135,793	$ 148,416
Restricted cash	35,318	37,405
Marketable securities	74,880	85,617
Accounts receivable:		
Trade, net	3,299	8,157
Unbilled	125,318	112,432
Other	6,217	2,134
Prepaid insurance	22,395	10,660
Other current assets	6,273	4,573
Income taxes receivable	3,918	3,193
Deferred income taxes	—	2,492
Total current assets	413,411	415,079
Property and equipment:		
Land	2,920	2,920
Buildings and improvements	61,620	60,120
Computer hardware and software	65,518	61,375
Software development costs	21,624	20,588
Furniture and fixtures	32,004	30,537
Aircraft	21,909	22,091
	205,595	197,631
Accumulated depreciation and amortization	(127,654)	(116,511)
Total property and equipment, net	77,941	81,120
Other assets:		
Prepaid health insurance	9,000	11,000
Deposits – health insurance	2,811	2,461
Deposits – workers' compensation	51,909	46,429
Goodwill and other intangible assets, net	4,785	4,922
Other assets	794	504
Total other assets	69,299	65,316
Total assets	$ 560,651	$ 561,515

ADMINISTAFF, INC.
CONSOLIDATED BALANCE SHEETS (Continued)
(in thousands)

LIABILITIES AND STOCKHOLDERS' EQUITY

	December 31,	
	2007	**2006**
Current liabilities:		
Accounts payable	$ 5,236	$ 3,802
Payroll taxes and other payroll deductions payable	113,929	116,926
Accrued worksite employee payroll cost	110,406	94,818
Accrued health insurance costs	19,297	2,824
Accrued workers' compensation costs	37,150	39,035
Accrued corporate payroll and commissions	20,123	21,381
Other accrued liabilities	8,395	7,309
Current portion of capital lease obligations	629	583
Deferred income taxes	1,066	—
Total current liabilities	316,231	286,678
Noncurrent liabilities:		
Capital lease obligations	537	1,166
Accrued workers' compensation costs	39,116	40,019
Deferred income taxes	6,092	5,207
Total noncurrent liabilities	45,745	46,392
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, par value $0.01 per share:		
Shares authorized – 20,000		
Shares issued and outstanding - none	—	—
Common stock, par value $0.01 per share:		
Shares authorized – 60,000		
Shares issued – 30,839 at December 31, 2007 and 2006, respectively	309	309
Additional paid-in capital	138,640	135,942
Treasury stock, at cost – 4,622 and 3,176 shares at December 31, 2007 and 2006, respectively	(123,600)	(55,405)
Accumulated other comprehensive income (loss), net of tax	5	(131)
Retained earnings	183,321	147,730
Total stockholders' equity	198,675	228,445
Total liabilities and stockholders' equity	$ 560,651	$ 561,515

See accompanying notes.

ADMINISTAFF, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Year ended December 31,		
	2007	2006	2005
Revenues (gross billings of $9.437 billion, $8.055 billion and $6.633 billion less worksite employee payroll cost of $7.867 billion, $6.666 billion, and $5.463 billion, respectively)	$1,569,977	$1,389,464	$1,169,612
Direct costs:			
Payroll taxes, benefits and workers' compensation costs	1,264,055	1,106,735	933,856
Gross profit	305,922	282,729	235,756
Operating expenses:			
Salaries, wages and payroll taxes	131,648	119,963	99,562
Stock-based compensation	7,513	3,411	2,079
General and administrative expenses	62,453	57,409	52,960
Commissions	11,795	10,968	10,121
Advertising	14,143	13,975	12,100
Depreciation and amortization	16,156	15,438	15,167
	243,708	221,164	191,989
Operating income	62,214	61,565	43,767
Other income (expense):			
Interest income	11,718	11,383	6,549
Interest expense	(111)	(1,111)	(2,359)
Other, net	(382)	245	(210)
	11,225	10,517	3,980
Income before income tax expense	73,439	72,082	47,747
Income tax expense	25,947	25,576	17,764
Net income	$ 47,492	$ 46,506	$ 29,983
Basic net income per share of common stock	$ 1.78	$ 1.69	$ 1.16
Diluted net income per share of common stock	$ 1.74	$ 1.64	$ 1.12

See accompanying notes.

ADMINISTAFF, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

	Common Stock Issued Shares	Common Stock Issued Amount	Additional Paid-In Capital	Deferred Compensation Expense	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
Balance at December 31, 2004	30,839	$ 309	$ 101,623	$ —	$ (63,925)	$ (127)	$ 88,649	$ 126,529
Purchase of treasury stock, at cost	—	—	—	—	(12,200)	—	—	(12,200)
Sale of treasury stock to Administaff Employee Stock Purchase Plan	—	—	165	—	249	—	—	414
Stock option vesting acceleration	—	—	790	—	—	—	—	790
Exercise of stock options	—	—	3,253	—	26,826	—	—	30,079
Income tax benefit from exercise of stock options	—	—	12,760	—	—	—	—	12,760
Grant of restricted common shares from treasury, net of forfeitures	—	—	886	(4,224)	3,338	—	—	—
Amortization of deferred compensation expense	—	—	—	1,289	—	—	—	1,289
Other	—	—	96	4	98	—	—	198
Dividends paid	—	—	—	—	—	—	(7,387)	(7,387)
Change in unrealized gain on marketable securities, net of tax:								
Realized loss	—	—	—	—	—	62	—	62
Unrealized loss	—	—	—	—	—	(88)	—	(88)
Net income	—	—	—	—	—	—	29,983	29,983
Comprehensive income	—	—	—	—	—	—	—	29,957
Balance at December 31, 2005	30,839	$ 309	$ 119,573	$ (2,931)	$ (45,614)	$ (153)	$ 111,245	$ 182,429
Purchase of treasury stock, at cost	—	—	—	—	(24,174)	—	—	(24,174)
Exercise of stock options	—	—	2,579	—	14,254	—	—	16,833
Income tax benefit from stock-based compensation	—	—	12,700	—	—	—	—	12,700
Cumulative effect of change in accounting principle	—	—	(684)	2,931	(2,296)	—	—	(49)
Stock-based compensation expense	—	—	1,314	—	2,146	—	—	3,460
Other	—	—	460	—	279	—	—	739
Dividends paid	—	—	—	—	—	—	(10,021)	(10,021)
Change in unrealized loss on marketable securities, net of tax:								
Unrealized gain	—	—	—	—	—	22	—	22
Net income	—	—	—	—	—	—	46,506	46,506
Comprehensive income	—	—	—	—	—	—	—	46,528
Balance at December 31, 2006	30,839	$ 309	$ 135,942	$ —	$ (55,405)	$ (131)	$ 147,730	$ 228,445

ADMINISTAFF, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (Continued)
(in thousands)

	Common Stock Issued		Additional Paid-In	Deferred Compensation	Treasury	Accumulated Other Comprehensive	Retained	
	Shares	Amount	Capital	Expense	Stock	Income (Loss)	Earnings	Total
Balance at December 31, 2006	30,839	$ 309	$ 135,942	$ —	$ (55,405)	$ (131)	$ 147,730	$ 228,445
Purchase of treasury stock, at cost	—	—	—	—	(80,521)	—	—	(80,521)
Exercise of stock options	—	—	(2,618)	—	6,554	—	—	3,936
Income tax benefit from stock-based compensation	—	—	2,936	—	—	—	—	2,936
Stock-based compensation expense	—	—	2,124	—	5,389	—	—	7,513
Other	—	—	256	—	383	—	—	639
Dividends paid	—	—	—	—	—	—	(11,901)	(11,901)
Change in unrealized loss on marketable securities, net of tax:								
Unrealized loss	—	—	—	—	—	(129)	—	(129)
Realized loss	—	—	—	—	—	265	—	265
Net income	—	—	—	—	—	—	47,492	47,492
Comprehensive income	—	—	—	—	—	—	—	47,628
Balance at December 31, 2007	30,839	$ 309	$ 138,640	$ —	$(123,600)	$ 5	$ 183,321	$ 198,675

See accompanying notes.

ADMINISTAFF, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year ended December 31,		
	2007	2006	2005
Cash flows from operating activities:			
Net income	$ 47,492	$ 46,506	$ 29,983
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	16,548	15,531	15,692
Stock-based compensation	7,513	3,411	2,079
Deferred income taxes	4,370	4,204	(5,222)
Changes in operating assets and liabilities:			
Restricted cash	2,087	(9,825)	(9,069)
Accounts receivable	(12,111)	(24,312)	(31,201)
Prepaid insurance	657	(646)	(3,254)
Other current assets	(1,873)	91	209
Other assets	(4,120)	7,686	14,015
Accounts payable	1,434	(1,177)	1,849
Payroll taxes and other payroll deductions payable	(2,997)	15,633	36,822
Accrued worksite employee payroll expense	15,588	16,425	19,116
Accrued health insurance costs	4,081	(1,468)	(1,504)
Accrued workers' compensations costs	(2,788)	16,149	20,643
Accrued corporate payroll, commissions and other accrued liabilities	(172)	3,438	8,114
Income taxes payable/receivable	(725)	(3,193)	13,401
Total adjustments	27,492	41,947	81,690
Net cash provided by operating activities	74,984	88,453	111,673
Cash flows from investing activities:			
Marketable securities:			
Purchases	(87,643)	(70,786)	(55,819)
Proceeds from maturities	86,877	43,126	1,379
Proceeds from dispositions	11,296	50	24,084
Cash received (exchanged) for note receivable	173	—	(453)
Acquisition of HRTools.com	—	—	(6,250)
Property and equipment:			
Purchases	(12,868)	(12,931)	(28,577)
Proceeds from dispositions	52	161	175
Net cash used in investing activities	(2,113)	(40,380)	(65,461)

ADMINISTAFF, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(in thousands)

	Year ended December 31,		
	2007	2006	2005
Cash flows from financing activities:			
Purchase of treasury stock	$ (80,521)	$ (24,174)	$ (12,200)
Dividends paid	(11,901)	(10,021)	(7,387)
Proceeds from the exercise of stock options	3,936	16,833	30,079
Principal repayments on long-term debt and capital lease obligations	(583)	(33,141)	(1,649)
Income tax benefit from stock-based compensation	2,936	12,700	—
Other	639	739	612
Net cash provided by (used in) financing activities	(85,494)	(37,064)	9,455
Net increase (decrease) in cash and cash equivalents	(12,623)	11,009	55,667
Cash and cash equivalents at beginning of year	148,416	137,407	81,740
Cash and cash equivalents at end of year	$ 135,793	$ 148,416	$ 137,407
Supplemental disclosures:			
Cash paid for income taxes	$ 22,501	$ 12,482	$ 10,834
Cash paid for interest	$ 111	$ 1,066	$ 2,243

Noncash Investing and Financing Activities:

During 2005, the Company traded in its existing aircraft valued at $2.8 million and paid an additional $19.0 million to acquire a new aircraft.

See accompanying notes.

1. Accounting Policies

Description of Business

Administaff, Inc. (the "Company") is a professional employer organization ("PEO"). As a PEO, the Company provides a bundled comprehensive service for its clients in the area of personnel management. The Company provides its comprehensive service through its Personnel Management System, which encompasses a broad range of human resource functions, including payroll and benefits administration, health and workers' compensation insurance programs, personnel records management, employer liability management, employee recruiting and selection, employee performance management, and employee training and development.

The Company provides its comprehensive service by entering into a co-employment relationship with its clients, under which the Company and its clients each take responsibility for certain portions of the employer-employee relationship. The Company and its clients designate each party's responsibilities through its Client Services Agreement ("CSA"), under which the Company becomes the employer of its worksite employees for most administrative and regulatory purposes.

As a co-employer of its worksite employees, the Company assumes most of the rights and obligations associated with being an employer. The Company enters into an employment agreement with each worksite employee, thereby maintaining a variety of employer rights, including the right to hire or terminate employees, the right to evaluate employee qualifications or performance, and the right to establish employee compensation levels. Typically, the Company only exercises these rights in consultation with its clients or when necessary to ensure regulatory compliance. The responsibilities associated with the Company's role as employer include the following obligations with regard to its worksite employees: (i) to compensate its worksite employees through wages and salaries; (ii) to pay the employer portion of payroll-related taxes; (iii) to withhold and remit (where applicable) the employee portion of payroll-related taxes; (iv) to provide employee benefit programs; and (v) to provide workers' compensation insurance coverage.

In addition to its assumption of employer status for its worksite employees, the Company's comprehensive service also includes other human resource functions for its clients to support the effective and efficient use of personnel in their business operations. To provide these functions, the Company maintains a significant staff of professionals trained in a wide variety of human resource functions, including employee training, employee recruiting, employee performance management, employee compensation, and employer liability management. These professionals interact and consult with clients on a daily basis to help identify each client's service requirements and to ensure that the Company is providing appropriate and timely personnel management services.

The Company provides its comprehensive service to small and medium-sized businesses in strategically selected markets throughout the United States. During 2007, 2006 and 2005, revenues from the Company's Texas markets represented 32%, 32% and 33% of the Company's total revenues, respectively.

Revenue and Direct Cost Recognition

The Company accounts for its revenues in accordance with EITF 99-19, *Reporting Revenues Gross as a Principal Versus Net as an Agent.* The Company's revenues are derived from its gross billings, which are based on (i) the payroll cost of its worksite employees; and (ii) a markup computed as a percentage of the payroll cost. The gross billings are invoiced concurrently with each periodic payroll of its worksite employees. Revenues are recognized ratably over the payroll period as worksite employees perform their service at the client worksite. Revenues that have been recognized but not invoiced are included in unbilled accounts receivable on the Company's Consolidated Balance Sheets.

In determining the pricing of the markup component of the gross billings, the Company takes into consideration its estimates of the costs directly associated with its worksite employees, including payroll taxes, benefits and workers' compensation costs, plus an acceptable gross profit margin. As a result, the Company's operating results are significantly impacted by the Company's ability to accurately estimate, control and manage its direct costs relative to the revenues derived from the markup component of the Company's gross billings.

Consistent with its revenue recognition policy, the Company's direct costs do not include the payroll cost of its worksite employees. The Company's direct costs associated with its revenue generating activities are comprised of all other costs related to its worksite employees, such as the employer portion of payroll-related taxes, employee benefit plan premiums and workers' compensation insurance costs.

Segment Reporting

The Company operates in one reportable segment under the Statement of Financial Accounting Standards ("SFAS") No. 131, *Disclosures about Segments of an Enterprise and Related Information.*

Principles of Consolidation

The Consolidated Financial Statements include the accounts of Administaff, Inc. and its wholly owned subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that could potentially subject the Company to concentration of credit risk include accounts receivable.

Cash and Cash Equivalents

Cash and cash equivalents include bank deposits and short-term investments with original maturities of three months or less at the date of purchase.

Marketable Securities

The Company accounts for marketable securities in accordance with SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. The Company determines the appropriate classification of all marketable securities as held-to-maturity, available-for-sale or trading at the time of purchase, and re-evaluates such classification as of each balance sheet date. At December 31, 2007 and 2006, all of the Company's investments in marketable securities were classified as available-for-sale, and as a result, were reported at fair value. Unrealized gains and losses are reported as a component of accumulated other comprehensive income (loss) in stockholders' equity. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts from the date of purchase to maturity. Such amortization is included in interest income as an addition to or deduction from the coupon interest earned on the investments. The Company follows its investment managers' methods of determining the cost basis in computing realized gains and losses on the sale of its available-for-sale securities, which includes both the specific identification and average cost methods. Realized gains and losses are included in other income (expense).

Property and Equipment

Property and equipment are recorded at cost and are depreciated over the estimated useful lives of the related assets using the straight-line method. The estimated useful lives of property and equipment for purposes of computing depreciation are as follows:

Buildings and improvements	5-30 years
Computer hardware and software	1-7 years
Software development costs	3-5 years
Furniture and fixtures	5-7 years
Aircraft	20 years

Software development costs relate primarily to the Company's proprietary professional employer information system and are accounted for in accordance with Statement of Position ("SOP") 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.*

The Company accounts for software acquired in connection with the 2005 acquisition of HRTools.com in accordance with SFAS No. 86, *Accounting for Costs of Computer Software to be Sold, Leased, or Otherwise Marketed.* This Statement establishes standards of financial accounting and reporting for the costs of computer software to be sold, leased, or otherwise marketed as a separate product or as part of a product or process, whether internally developed and produced or purchased.

The Company periodically evaluates its long-lived assets for impairment in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* SFAS No. 144 requires that an impairment loss be recognized for assets to be disposed of or held-for-use when the carrying amount of an asset is deemed to not be recoverable. If events or circumstances were to indicate that any of the Company's long-lived assets might be impaired, the Company would assess recoverability based on the estimated undiscounted future cash flows to be generated from the applicable asset. In addition, the Company may record an impairment loss to the extent that the carrying value of the asset exceeded the fair value of the asset. Fair value is generally determined using an estimate of discounted future net cash flows from operating activities or upon disposal of the asset.

During 2007, the Company embarked on a strategy to redevelop the technological platform for the HRTools.com software products; as a result, the unamortized software costs were written down to the net realizable value, resulting in an impairment charge of $1.2 million, which is included in amortization expense in the Consolidated Statement of Operations.

Goodwill and Other Intangible Assets

The December 2005 acquisition of HRTools.com and associated software applications included certain identifiable intangible assets and goodwill in the purchase price. The goodwill and intangible assets are subject to the provisions of SFAS No. 142, "*Goodwill and Other Intangible Assets*" ("SFAS 142"). In accordance with SFAS 142, goodwill and other intangible assets are tested for impairment on an annual basis or when indicators of impairment exist, and written down when impaired. As of December 31, 2007, no impairment write downs were necessary. Furthermore, SFAS 142 requires purchased intangible assets other than goodwill to be amortized over their useful lives unless these lives are determined to be indefinite. Administaff's purchased intangible assets are carried at cost less accumulated amortization. Amortization is computed over the estimated useful lives of the respective assets, five to ten years. As of December 31, 2007 and 2006, the carrying amount and accumulated amortization related to purchased intangibles, including software, were $3.1 million and $2.2 million, and $2.9 million and $425,000, respectively. The Company's amortization expense related to purchased intangible assets other than goodwill, including the impairment charge, was $1.8 million in 2007 and is estimated to be $181,000 per year during 2008 through 2010 and $131,000 in 2011 and 2012.

Health Insurance Costs

The Company provides group health insurance coverage to its worksite employees through a national network of carriers including UnitedHealthcare ("United"), Cigna Healthcare, PacifiCare, Kaiser Permanente, Blue Cross and Blue Shield of Georgia, Blue Shield of California, Hawaii Medical Service Association and Tufts, all of which provide fully insured policies or service contracts.

The policy with United, which was first obtained in January 2002, provides the majority of the Company's health insurance coverage. As a result of certain contractual terms, the Company has accounted for this plan since its inception using a partially self-funded insurance accounting model. Accordingly, Administaff records the costs of the United Plan, including an estimate of the incurred claims, taxes and administrative fees (collectively the "Plan Costs") as benefits expense in the Consolidated Statements of Operations. The estimated incurred claims are based upon: (i) the level of claims processed during the quarter; (ii) recent claim development patterns under the plan, to estimate a completion rate; and (iii) the number of participants in the plan. Each reporting period, changes in the estimated ultimate costs resulting from claim trends, plan design and migration, participant demographics and other factors are incorporated into the benefits costs.

Additionally, since the plan's inception in January 2002, under the terms of the contract, United establishes cash funding rates 90 days in advance of the beginning of a reporting quarter. If the Plan Costs for a reporting quarter are greater than the cash funded to United, a deficit in the plan would be incurred and we would accrue a liability for the excess costs on our Consolidated Balance Sheet. On the other hand, if the Plan Costs for the reporting quarter are less than the cash funded to United, a surplus in the plan would be incurred and we would record an asset for the excess premiums on our Consolidated Balance Sheet. The terms of the arrangement require us to maintain an accumulated cash surplus in the plan of $9.0 million, which is reported as long-term prepaid insurance. In April 2007, Administaff and United entered into a new three-year arrangement, which reduced the required accumulated cash surplus in the plan from $11.0 million to $9.0 million and included a $3.3 million administrative fee credit, which was recorded as a reduction of benefits costs in the second quarter of 2007. As of December 31, 2007, Plan Costs were less than the net cash funded to United by $23.9 million. As this amount is in excess of the agreed-upon $9.0 million surplus maintenance level, the $14.9 million balance is included in prepaid insurance, a current asset, on our Consolidated Balance Sheet.

Workers' Compensation Costs

Our workers' compensation coverage (the "AIG Program") from September 1, 2003 through September 30, 2007, was provided through selected member insurance companies of American International Group, Inc. ("AIG"). Under our arrangement with AIG, we bear the economic burden for the first $1 million layer of claims per occurrence. AIG bears the economic burden for all claims in excess of such first $1 million layer. The AIG Program is a fully insured policy whereby AIG has the responsibility to pay all claims incurred under the policy regardless of whether we satisfy our responsibilities. Effective October 1, 2007, we entered into an arrangement with ACE Group of Companies ("ACE"), to provide workers' compensation insurance coverage ("ACE Program"), with coverage and a program structure consistent with the AIG Program. AIG remains the carrier for all claim activity incurred between September 1, 2003 and September 30, 2007.

Because the Company bears the economic burden of the first $1 million layer of claims per occurrence, such claims, which are the primary component of the Company's workers' compensation costs, are recorded in the period incurred. Workers compensation insurance includes ongoing healthcare and indemnity coverage whereby claims are paid over numerous years following the date of injury. Accordingly, the accrual of related incurred costs in each reporting period includes estimates, which take into account the ongoing development of claims and therefore requires a significant level of judgment.

The Company employs a third party actuary to estimate its loss development rate, which is primarily based upon the nature of worksite employees' job responsibilities, the location of worksite employees, the historical frequency and severity of workers compensation claims, and an estimate of future cost trends. Each reporting period, changes in the actuarial assumptions resulting from changes in actual claims experience and other trends are incorporated into the Company's workers' compensation claims cost estimates. During the year ended December 31, Administaff reduced accrued workers' compensation costs by $19.6 million in 2007 and $6.4 million in 2006 for changes in estimated losses and tax surcharges related to prior reporting periods. Workers' compensation cost estimates are discounted to present value at a rate based upon the U.S. Treasury rates that correspond with the weighted average estimated claim payout period (the average discount rate utilized in 2007 and 2006 was 4.5% and 4.8%, respectively) and are accreted over the estimated claim payment period and included as a component of direct costs in the Company's Consolidated Statements of Operations.

The following table provides the activity and balances related to incurred but not reported workers' compensation claims for the years ended December 31, 2007 and 2006 (in thousands):

	Year ended	
	2007	2006
Beginning balance	$ 77,424	$ 60,272
Accrued claims	23,237	44,284
Present value discount	(3,370)	(6,460)
Paid claims	(22,858)	(20,672)
Ending balance	$ 74,433	$ 77,424
Current portion of accrued claims	$ 35,317	$ 37,405
Long-term portion of accrued claims	39,116	40,019
	$ 74,433	$ 77,424

As of December 31, the undiscounted accrued workers' compensation costs were $88.5 million in 2007 and $90.3 million in 2006.

At the beginning of each policy period, the insurance carrier establishes monthly funding requirements comprised of premium costs and funds to be set aside for payment of future claims ("claim funds"). The level of claim funds is primarily based upon anticipated worksite employee payroll levels and expected workers compensation loss rates, as determined by the insurance carrier. Monies funded into the program for incurred claims expected to be paid within one year are recorded as restricted cash, a short-term asset, while the remainder of claim funds are included in deposits, a long-term asset in the Company's Consolidated Balance Sheets.

The Company's estimate of incurred claim costs expected to be paid within one year are recorded as accrued workers' compensation costs and included in short-term liabilities, while its estimate of incurred claim costs expected to be paid beyond one year are included in long-term liabilities on the Company's Consolidated Balance Sheets.

As of December 31, 2007, the Company had restricted cash of $35.3 million and deposits of $51.9 million.

State Unemployment Taxes

State unemployment tax ("SUI") funds are managed by individual states that set annual tax rates based, in part, on employers' prior years' unemployment compensation experience in each state. In recent periods, certain state funds have been generating surpluses due to lower unemployment levels. The State of Texas has a statutory requirement that stipulates that a portion of fund surpluses be returned to employers based on a predetermined calculation involving funding and compensation levels. In May 2007, Administaff received a refund of $2.9 million as a result of this statutory calculation, which was reported as a reduction of payroll tax expense in the second quarter of 2007.

Fair Value of Financial Instruments

The carrying amounts of cash, cash equivalents, accounts receivable and accounts payable approximate their fair values due to the short-term maturities of these instruments. The carrying amount of the Company's marketable securities and long-term debt and capital leases approximate fair value due to the stated interest rates approximating market rates.

Stock-Based Compensation

At December 31, 2007, the Company has three stock-based employee compensation plans. Prior to January 1, 2006, the Company accounted for these plans under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. Effective January 1, 2006, the Company began accounting for these plans under the recognition and measurement principles of Financial Accounting Standards Board (FASB) Statement No. 123 (revised 2004), *Share-Based Payment* ("Statement 123(R)"). Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The Company adopted Statement 123(R) using the "modified prospective" method in which compensation cost is recognized beginning with the effective date: (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date; and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.

During the first quarter of 2005, the Company accelerated the vesting of all outstanding stock options, resulting in the recognition of $790,000 ($497,000, net of taxes) of stock-based compensation expense. Because the Company accelerated the vesting of all outstanding stock options during the first quarter of 2005, the adoption of SFAS 123(R) did not have a material impact on our results of operations in 2006. The cumulative effect of the change in accounting principle associated with the adoption of Statement 123(R) resulted in a $50,000 reduction in stock-based compensation and the reclassification of $2.9 million in previously recognized deferred compensation to additional paid-in capital and treasury stock. In accordance with Statement 123(R), the Company has presented its income tax benefit from stock-based compensation as a financing activity in the Consolidated Statement of Cash Flows, beginning in 2006.

The Company generally makes annual grants of restricted and unrestricted stock under its stock-based incentive compensation plans to its directors, officers and other management. Restricted stock grants to officers and other management vest over three to five years from the date of grant. Annual stock grants issued to directors are

100% vested on the grant date. Shares of restricted stock are based on fair value on date of grant and the associated expense net of estimated forfeitures is recognized over the vesting period. At December 31, 2007, 2006 and 2005, the Company recognized $7.5 million ($4.9 million net of taxes), $3.4 million ($2.2 million net of taxes), and $1.3 million ($810,000 net of taxes), respectively, of stock-based compensation expense associated with the stock grants. As of December 31, 2007, unrecognized compensation expense associated with the non-vested shares outstanding was $11.4 million and is expected to be recognized over a weighted average period of 24 months.

The following table illustrates the effect on net income and net income per share in 2005 had the Company applied the fair value recognition provisions of Statement 123(R) to stock-based employee compensation.

	(In thousands, except per share amounts)
Net income, as reported	$ 29,983
Deduct: Total stock-based employee compensation expense determined under fair value based methods for all awards, net of related tax effects	(506)
Pro forma net income	$ 29,477
Net income per share:	
Basic – as reported	$ 1.16
Basic – pro forma	$ 1.14
Diluted – as reported	$ 1.12
Diluted – pro forma	$ 1.10

The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the Company's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Employee Savings Plan

The Company matches 100% of eligible corporate employees' contributions, up to 6% of the employee's eligible compensation. The match percentage for worksite employees ranges from 0% to 6%, as determined by each client company. In all cases, the match contributions are immediately vested. During 2007, 2006 and 2005, the Company made employer-matching contributions of $44.0 million, $32.8 million and $24.4 million, respectively. Of these contributions, $39.8 million, $29.2 million and $21.4 million were made on behalf of worksite employees. The remainder represents employer contributions made on behalf of corporate employees.

Advertising

The Company expenses all advertising costs as incurred.

Income Taxes

The Company uses the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and income tax carrying amounts of assets and liabilities and are measured using the enacted tax rates and laws in effect when the differences are expected to reverse.

Reclassifications

Certain prior year amounts have been reclassified to conform to the 2007 presentation.

New Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), an interpretation of FASB Statement No. 109, "Accounting for Income Taxes." FIN 48 requires that a position taken or expected to be taken in a tax return be recognized in the financial statements when it is more likely than not (i.e. a likelihood of more than fifty percent) that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. The effective date for the Company is January 1, 2007. Upon adoption, the cumulative effect of applying the recognition and measurement provisions of FIN 48, if any, shall be reflected as an adjustment to the opening balance of retained earnings. The adoption of FIN 48 did not have a material impact on our Consolidated Financial Statements.

In September 2006, FASB Statement 157, "Fair Value Measurements" ("SFAS 157") was issued. SFAS 157 establishes a framework for measuring fair value by providing a standard definition of fair value as it applies to assets and liabilities. SFAS 157, which does not require any new fair value measurements, clarifies the application of other accounting pronouncements that require or permit fair value measurements. The effective date for the Company is January 1, 2008. The Company is evaluating the impact of adopting SFAS 157 on its Consolidated Financial Statements. However, the FASB has proposed FASB Staff Position No. FAS 157-b, *Effective Date of FASB Statement No. 157* ("the proposed FSP"). The proposed FSP would delay the effective date of Statement 157 for all nonfinanical assets and nonfinancial liabilities until fiscal years beginning after November 15, 2008.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 allows entities to voluntarily choose, at specified election dates, to measure many financial assets and liabilities at fair value. The effective date for the Company is January 1, 2008. The Company is evaluating the impact of the provisions of SFAS 159 on its Consolidated Financial Statements.

In December 2007, the FASB Statement 141R, "Business Combinations" ("SFAS 141R") was issued. SFAS 141R replaces SFAS 141. SFAS 141R requires the acquirer of a business to recognize and measure the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at fair value. SFAS 141R also requires transactions costs related to the business combination to be expensed as incurred. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The effective date for the Company will be January 1, 2009. We have not yet determined the impact of SFAS 141R related to future acquisitions, if any, on our consolidated financial statements.

2. Accounts Receivable

The Company's accounts receivable is primarily composed of trade receivables and unbilled receivables. The Company's trade receivables, which represent outstanding gross billings to clients, are reported net of allowance for doubtful accounts of $809,000 and $863,000 as of December 31, 2007 and 2006, respectively. The Company establishes an allowance for doubtful accounts based on management's assessment of the collectibility of specific accounts and by making a general provision for other potentially uncollectible amounts.

The Company makes an accrual at the end of each accounting period for its obligations associated with the earned but unpaid wages of its worksite employees and for the accrued gross billings associated with such wages. These accruals are included in accrued worksite employee payroll cost and unbilled accounts receivable; however, these amounts are presented net in the Consolidated Statements of Operations. The Company generally requires that clients pay invoices for service fees no later than one day prior to the applicable payroll date. As such, the Company generally does not require collateral. Customer prepayments directly attributable to unbilled accounts receivable have been netted against such receivables as the gross billings have been earned and the payroll cost has been incurred, thus the Company has the legal right of offset for these amounts. As of December 31, 2007 and 2006, unbilled accounts receivable consisted of the following:

	2007	2006
	(in thousands)	
Accrued worksite employee payroll cost	$ 110,406	$ 94,818
Unbilled revenues	30,370	26,670
Customer prepayments	(15,458)	(9,056)
Unbilled accounts receivable	$ 125,318	$ 112,432

3. Marketable Securities

The following is a summary of the Company's available-for-sale marketable securities as of December 31, 2007 and 2006:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(in thousands)			
December 31, 2007:				
State and local government securities	74,875	5	—	74,880
	$ 74,875	$ 5	$ —	$ 74,880
December 31, 2006:				
Fixed income mutual funds	$ 11,703	$ —	$ (188)	$ 11,515
State and local government securities	74,118	—	(16)	74,102
	$ 85,821	$ —	$ (204)	$ 85,617

For the years ended December 31, 2007, 2006 and 2005, the Company's realized gains and losses recognized on sales of available-for-sales marketable securities are as follows:

	Realized Gains	Realized Losses	Net Realized Gains (Losses)
	(in thousands)		
2007	$ 1	$ (407)	$ (406)
2006	1	—	1
2005	6	(104)	(98)

As of December 31, 2007, the contractual maturities of the Company's marketable securities were as follows:

	Amortized Cost	Estimated Fair Value
	(in thousands)	
Less than one year	$ 3,901	$ 3,905
One to five years	2,729	2,730
Six to ten years	—	—
Greater than ten years	68,245	68,245 [1]
Total	$ 74,875	$ 74,880

[1] Includes auction rate securities with original maturities greater than ten years; however, the interest rates reset, at most, every 35 days based on short-term market yields.

4. Deposits

In 2007, Administaff and United entered into a new three-year arrangement, whereby a previous contractual requirement to maintain an accumulated cash surplus in the plan of $11.0 million was reduced to $9.0 million, reported as long-term prepaid health insurance.

As of December 31, 2007, the Company had $51.9 million of workers' compensation long-term deposits. Please see Note 1 for a discussion of our accounting policies for workers' compensation costs.

5. Income Taxes

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities used for financial reporting purposes and the amounts used for income tax purposes. Significant components of the net deferred tax assets and net deferred tax liabilities as reflected on the balance sheet are as follows:

	December 31,	
	2007	2006
	(in thousands)	
Deferred tax liabilities:		
Prepaid assets	$ (9,114)	$ (4,406)
Depreciation	(3,858)	(3,125)
Software development costs	(855)	(712)
Other	(52)	—
Total deferred tax liabilities	(13,879)	(8,243)
Deferred tax assets:		
Workers' compensation accruals	3,092	2,681
Long-term capital loss carry-forward	1,142	1,156
State unemployment tax accruals	526	528
Accrued rent	651	636
Stock-based compensation	2,147	1,247
State income taxes net operating loss carryforward	—	273
Uncollectible accounts receivable	305	325
Other	—	111
Total deferred tax assets	7,863	6,957
Valuation allowance	(1,142)	(1,429)
Total net deferred tax assets	6,721	5,528
Net deferred tax assets (liabilities)	$ (7,158)	$ (2,715)
Net current deferred tax assets (liabilities)	$ (1,066)	$ 2,492
Net noncurrent deferred tax liabilities	(6,092)	(5,207)
	$ (7,158)	$ (2,715)

The components of income tax expense are as follows:

	Year ended December 31,		
	2007	2006	2005
	(in thousands)		
Current income tax expense:			
Federal	$20,328	$19,778	$21,875
State	1,248	1,594	1,111
Total current income tax expense	21,576	21,372	22,986
Deferred income tax expense (benefit):			
Federal	4,091	3,900	(4,698)
State	280	304	(524)
Total deferred income tax (benefit) expense	4,371	4,204	(5,222)
Total income tax expense	$25,947	$25,576	$17,764

In 2007, 2006 and 2005, income tax benefits of $2.9 million, $12.7 million and $12.8 million, respectively, resulting from deductions relating to nonqualified stock option exercises and disqualifying dispositions of certain employee incentive stock options were recorded as increases in stockholders' equity.

The reconciliation of income tax expense computed at U.S. federal statutory tax rates to the reported income tax expense from continuing operations is as follows:

	Year ended December 31,		
	2007	2006	2005
	(in thousands)		
Expected income tax expense at 35%	$25,704	$25,229	$16,711
State income taxes, net of federal benefit	1,152	1,233	639
Nondeductible expenses	754	503	770
Tax-exempt interest income	(1,814)	(1,394)	(325)
Valuation allowance against long-term capital loss carry-forward	142	—	34
Other, net	9	5	(65)
Reported total income tax expense	$25,947	$25,576	$17,764

As a result of the write-off of the investments in other companies during 2001 and 2002, the Company has capital loss carryforwards totaling $3.1 million that will expire during 2008, but can only be used to offset future capital gains. The Company has a valuation allowance of $3.1 million against these related deferred tax assets as it is uncertain that the Company will be able to utilize the capital loss carryforwards prior to their expiration. The valuation allowance was reduced by $2.7 million in 2006 as a result of expired capital loss carryforwards. In addition, the Company has incurred net operating losses at the subsidiary level for state income tax purposes totaling $544,000 ($42,000 tax effected) that expire from 2008 to 2026.

The Company adopted the provisions of Financial Standards Accounting Board Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48") an interpretation of FASB Statement No. 109 "Accounting for Income Taxes," on January 1, 2007. The adoption of FIN 48 resulted in no impact to the Company's consolidated financial statements.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2007, the Company made no provisions for interest or penalties related to uncertain tax positions. The tax years 2004 - 2007 remain open to examination by the Internal Revenue Service of the United States.

The Company's provision for income taxes differed from the U.S. statutory rate of 35% primarily due to state income taxes and non-deductible expenses, offset by tax exempt interest income. The income tax rate for the year ended December 31, 2007 was 35.3%.

6. Stockholders' Equity

The Company's Board of Directors (the "Board") has authorized a program to repurchase up to 11,500,000 shares of the Company's outstanding common stock. The purchases are to be made from time to time in the open market or directly from stockholders at prevailing market prices based on market conditions or other factors. During 2007, 2006 and 2005, the Company repurchased 2,342,094, 614,126, and 649,100 shares at a cost of $80.5 million, $24.2 million and $12.2 million, respectively. As of December 31, 2007, the Company had repurchased 10,357,843 shares under this program at a total cost of approximately $199.6 million. As a result, the Company has the authorization to repurchase an additional 1,142,157 shares.

During each quarter of 2007 and 2006, the Board declared a dividend of $0.11 and $0.09 per share of common stock, resulting in a total of $11.9 million and $10.0 million in dividend payments paid by the Company, respectively.

At December 31, 2007, 20 million shares of preferred stock were authorized and were designated as Series A Junior Participating Preferred Stock that is reserved for issuance on exercise of preferred stock purchase rights under Administaff's Share Purchase Rights Plan (the "Rights Plan"). Each issued share of the Company's common stock has one preferred stock purchase right attached to it. No preferred shares have been issued and the rights are not currently exercisable. The Rights Plan expires on November 13, 2017.

7. Employee Incentive Plans

The Administaff, Inc. 1997 Incentive Plan, as amended, and the 2001 Incentive Plan, as amended, (collectively, the "Incentive Plans") provide for options and other stock-based awards that may be granted to eligible employees and non-employee directors of the Company or its subsidiaries. The Incentive Plans are administered by the Compensation Committee of the Board of Directors (the "Committee"). The Committee has the power to determine which eligible employees will receive awards, the timing and manner of the grant of such awards, the exercise price of stock options (which may not be less than market value on the date of grant), the number of shares and all of the terms of the awards. The Board has granted limited authority to the Chief Executive Officer of the Company regarding the granting of stock options to employees who are not officers. The Company may at any time amend or terminate the Incentive Plans. However, no amendment that would impair the rights of any participant, with respect to outstanding grants, can be made without the participant's prior consent. Stockholder approval of amendments to the Incentive Plans is necessary only when required by applicable law or stock exchange rules. The 1997 Incentive Plan expired on April 24, 2005; therefore no new grants may be made under the Plan. At December 31, 2007, 977,501 shares of common stock were available for future grants under the 2001 Incentive Plan. The Incentive Plans permit stock options, primarily intended to qualify as "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code (the "Code"), stock awards, phantom stock awards, stock appreciation rights, performance units, and other stock-based awards and cash awards, all of which may or may not be subject to the achievement of one or more performance objectives. The purposes of the Incentive Plans generally are to retain and attract persons of training, experience and ability to serve as employees of the Company and its subsidiaries and to serve as non-employee directors of the Company, to encourage the sense of proprietorship of such persons and to stimulate the active interest of such persons in the development and financial success of the Company and its subsidiaries.

The Administaff Nonqualified Stock Option Plan (the "Nonqualified Plan") provides for options to purchase shares of the Company's common stock that may be granted to employees who are not officers. An aggregate of 3,600,000 shares of common stock of the Company are authorized to be issued under the Nonqualified Plan. At December 31, 2007, 639,863 shares of common stock were available for future grants under the Nonqualified Plan. The purpose of the Nonqualified Plan is similar to that of the Incentive Plans. The Nonqualified Plan is administered by the Chief Executive Officer of the Company (the "CEO"). The CEO has the power to determine which eligible employees will receive stock option rights, the timing and manner of the grant of such rights, the exercise price (which may not be less than market value on the grant date), the number of shares and all of the terms of the options. The Committee may at any time terminate or amend the Nonqualified Plan, provided that no such amendment may adversely affect the rights of optionees with regard to outstanding options.

Stock Option Awards

On February 1, 2005, the Committee approved accelerating the vesting of all unvested stock options that had an exercise price greater than the Company's January 31, 2005 closing market price of $14.59. This accelerated vesting affected approximately 733,000 common stock options with a weighted average exercise price of $18.09. In addition, the committee approved accelerating the vesting of all remaining unvested common stock options on February 18, 2005. As a result, the vesting of approximately 1,104,000 common stock options with a weighted average exercise price of $9.16

was accelerated, which resulted in the Company recognizing stock-based compensation expense of $790,000 in 2005. The primary purpose of the accelerated vesting was to eliminate future compensation expense the Company would otherwise recognize in its income statement with respect to these accelerated options subsequent to the January 1, 2006 effective date of FASB Statement No. 123(R).

The following summarizes stock option activity and related information:

	Year ended December 31,					
	2007		2006		2005	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
	(in thousands, except per share amounts)					
Outstanding – beginning of year	2,127	$ 22.02	3,174	$ 20.32	5,422	$ 17.98
Granted	—	—	—	—	31	17.94
Exercised	(301)	13.10	(1,028)	16.37	(2,152)	13.98
Cancelled	(3)	32.98	(19)	43.36	(127)	27.22
Outstanding – end of year	1,823	$ 23.48	2,127	$ 22.02	3,174	$ 20.32
Exercisable – end of year	1,823	$ 23.48	2,127	$ 22.02	3,174	$ 20.32
Weighted average fair value of options granted during year		$ —		$ —		$ 11.27

The following summarizes information related to stock options outstanding at December 31, 2007:

Range of Exercise Prices	Shares	Options Outstanding & Exercisable: Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price
	(share amounts in thousands)		
$ 4.02 to $10.00	180	3.9	$ 7.58
$10.01 to $15.00	229	5.7	12.89
$15.01 to $20.00	715	3.3	18.32
$20.01 to $30.00	259	3.6	23.85
$30.01 to $43.69	440	2.8	43.66
Total	1,823	3.6	$ 23.48

Restricted Stock Awards

Restricted common shares, under fixed plan accounting, are generally measured at fair value on the date of grant based on the number of shares granted, estimated forfeitures and the quoted price of the common stock. Such value is recognized as compensation expense over the corresponding vesting period, three to five years for the Company's shares currently outstanding. The Company has recognized $7.5 million, $3.4 million and $1.3 million of compensation expense associated with the restricted stock awards in 2007, 2006 and 2005, respectively. As of December 31, 2007, unrecognized compensation expense associated with the non-vested shares outstanding was $11.4 million and is expected to be recognized over a weighted average period of 24 months.

The following summarizes restricted stock awards as of December 31, 2007 and 2006:

	Year ended December 31,					
	2007		2006		2005	
	Shares	Market Value at Grant Date	Shares	Market Value at Grant Date	Shares	Market Value at Grant Date
Non-vested – beginning of year	404,793	$ 30.33	284,200	$ 14.86	—	$ —
Granted	296,302	35.53	230,354	43.17	303,600	14.86
Vested	(171,345)	39.28	(101,060)	43.10	—	—
Cancelled/Forfeited	(1,701)	27.04	(8,701)	23.25	(19,400)	14.86
Non-vested – end of year	528,049	34.09	404,793	30.33	284,200	14.86

8. Earnings Per Share

The numerator used in the calculations of both basic and diluted net income per share for all periods presented was net income. The denominator for each period presented was determined as follows:

	Year ended December 31,		
	2007	2006	2005
		(in thousands)	
Denominator:			
Basic - weighted average shares outstanding	26,660	27,470	25,932
Effect of dilutive securities – treasury stock method:			
Common stock options	537	790	839
Restricted stock awards	67	101	83
Diluted - weighted average shares outstanding plus effect of dilutive securities	27,264	28,361	26,854

Options, restricted stock awards and/or warrants to purchase 808,000, 326,000 and 1,799,000 shares of common stock were not included in the diluted net income per share calculation for 2007, 2006 and 2005, respectively, because their inclusion would have been anti-dilutive. All outstanding warrants expired in the first quarter of 2005.

9. Leases

The Company leases various office facilities, furniture, equipment and vehicles under capital and operating lease arrangements, some of which contain rent escalation clauses. Most of the leases contain purchase and/or renewal options at fair market and fair rental value, respectively. Rental expense relating to all operating leases was $10,460,000, $9,586,000 and $8,847,000 in 2007, 2006 and 2005, respectively. At December 31, 2007, future minimum rental payments under noncancelable operating and capital leases are as follows (in thousands):

	Operating Leases	Capital Leases
2008	$ 10,605	$ 695
2009	10,396	555
2010	9,491	—
2011	9,688	—
2012	9,123	—
Thereafter	22,187	—
Total minimum lease payments	$ 71,490	$ 1,250
Less amount representing interest		(84)
Total present value of minimum payments		1,166
Less current portion		629
Long-term capital lease obligations		$ 537

Capital Lease Obligations

In October 2002, the Company entered into a capital lease arrangement to finance the purchase of office furniture. The assets under capital lease were capitalized using an effective interest rate of 7.5%. The current monthly lease payments are $58,000 per month over the seven-year lease term. As of December 31, 2007 and 2006, the capitalized cost and accumulated amortization under the capital lease arrangement were $3.8 million and $2.8 million, and $3.8 million and $2.3 million, respectively. Amortization of the capitalized lease costs is included in depreciation and amortization in the Consolidated Statements of Operations.

10. Commitments and Contingencies

The Company enters into non-cancelable fixed purchase and service obligations in the ordinary course of business. These arrangements primarily consist of advertising commitments and service contracts. At December 31, 2007 future non-cancelable purchase and service obligations greater than $100,000 and one year were as follows (in thousands):

2008	$ 7,622
2009	4,039
2010	190
2011	190
2012	190
Thereafter	300
Total obligations	$ 12,531

The Company is a defendant in various lawsuits and claims arising in the normal course of business. Management believes it has valid defenses in these cases and is defending them vigorously. While the results of litigation cannot be predicted with certainty, management believes the final outcome of such litigation will not have a material adverse effect on the Company's financial position or results of operations.

12. Quarterly Financial Data (Unaudited)

	Quarter ended			
	March 31	June 30	Sept. 30	Dec. 31
	(in thousands, except per share amounts)			
Year ended December 31, 2007:				
Revenues	$ 407,758	$ 376,758	$ 383,380	$ 402,081
Gross profit	68,067	78,467	75,042	84,346
Operating income	10,027	18,314	15,802	18,071 (1)
Net income	8,393	13,645	12,154	13,300
Basic net income per share	0.31	0.51	0.46	0.51
Diluted net income per share	0.30	0.50	0.45	0.50
Year ended December 31, 2006:				
Revenues	$ 360,636	$ 337,778	$ 338,421	$ 352,629
Gross profit	67,993	68,216	71,864	74,656
Operating income	14,394	13,975	16,301	16,895
Net income	10,541	10,497	12,113	13,355 (2)
Basic net income per share	0.39	0.38	0.44	0.49
Diluted net income per share	0.37	0.37	0.43	0.47

(1) In December 2007, the Company incurred an impairment charge of $1.2 million related to software acquired in the HRTools.com acquisition. Please read Footnote 1, "Accounting Policies – Property and Equipment" on page F-14.

(2) In December 2006, the Company reduced its state unemployment tax accrual by $3.3 million. For additional information related to this matter, please read Critical Accounting Policies and Estimates – State Unemployment Taxes" on page 26.

GAAP to Non-GAAP Reconciliation

	Year ended Dec. 31, 2007 (in thousands)
Net income (GAAP)	$ 47,492
Interest expense	111
Income tax expense	25,947
Depreciation and amortization	16,156
EBITDA	$ 89,706

EBITDA represents net income computed in accordance with generally accepted accounting principles ("GAAP"), plus interest expense, income tax expense, depreciation and amortization expense. Administaff management believes EBITDA is often a useful measure of the Company's operating performance, as it allows for additional analysis of the Company's operating results separate from the impact of taxes and capital and financing transactions on earnings.

EBITDA is not a financial measure prepared in accordance with GAAP and may be different from similar measures used by other companies. EBITDA should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. Administaff includes EBITDA in this report because the Company believes it is useful to investors in allowing for greater transparency related to the Company's operating performance during the period presented. Investors are encouraged to review the reconciliation of this non-GAAP financial measure used in this report to the most directly comparable GAAP financial measure as provided in the table above.

Officers

Paul J. Sarvadi
Chairman and Chief Executive Officer

Richard G. Rawson
President

A. Steve Arizpe
Executive Vice President of Client Services and Chief Operating Officer

Jay E. Mincks
Executive Vice President of Sales and Marketing

Daniel D. Herink
Vice President of Legal, General Counsel and Secretary

Douglas S. Sharp
Vice President of Finance, Chief Financial Officer and Treasurer

Mark W. Allen
Vice President of Strategic Planning

Gregory R. Clouse
Vice President of Service Operations

Betty L. Collins
Vice President of Corporate Human Resources

Roger L. Gaskamp
Vice President of Client Selection and Pricing

Samuel G. Larson
Vice President of Enterprise and Technology Solutions

Randall H. McCollum
Vice President of Strategic Alliances

Martin K. Scirratt
Vice President of Sales

Corporate Information

Corporate Headquarters
19001 Crescent Springs Drive
Kingwood, Texas 77339-3802
281-358-8986

Sales Department
800-465-3800

Web Site
www.administaff.com

Independent Auditors
Ernst & Young LLP
5 Houston Center
1401 McKinney, Suite 1200
Houston, Texas 77010

Legal Counsel
Baker Botts LLP
One Shell Plaza
910 Louisiana
Houston, Texas 77002-4995

Board of Directors
Members of the Board of Directors can be contacted at directors@administaff.com.

Certifications
The Company has filed the required certifications under Section 302 of the Sarbanes-Oxley Act of 2002 as Exhibits 31.1 and 31.2 to our Annual Report on Form 10-K for the year ended December 31, 2007. After the 2008 Annual Meeting of Stockholders, the Company intends to file with the New Stock Exchange (NYSE) the CEO certification regarding its compliance with the NYSE's corporate governance listing standards as required by Rule 303A.12. In 2007, the Company filed this CEO certification with the NYSE on May 23.

Transfer Agent and Registrar
BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, New Jersey 07313-1900
866-229-4421

TDD for Hearing Impaired: 800-231-5469
Foreign Shareholders: 201-680-6578
TDD Foreign Shareholders: 201-680-6610
Web Site: www.bnymellon.com/shareowner/isd

Common Stock
Administaff, Inc.'s common stock is traded on the New York Stock Exchange under the symbol "ASF"

Annual Meeting
Administaff, Inc.'s Annual Meeting of Shareholders will be held at 3 p.m. CDT on Tuesday, May 6, 2008, at the Company's corporate headquarters, Centre I in the Auditorium, located at 22900 Highway 59N (Eastex Freeway), Kingwood, Texas 77339.

Investor Relations
Shareholders are encouraged to contact the Company with questions or requests for information. Copies of the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission are available without charge upon written request.

Inquiries should be directed to:

Investor Relations Specialist
Administaff, Inc.
19001 Crescent Springs Drive
Kingwood, Texas 77339-3802
281-348-3987



Michael W. Brown | Independent Director

Mr. Brown, age 62, joined the Company as a Class I director in November 1997. He is a member of the Company's Finance, Risk Management and Audit Committee and the Nominating and Corporate Governance Committee. Mr. Brown is the past Chairman of the Nasdaq Stock Market Board of Directors and a past governor of the National Association of Securities Dealers. Mr. Brown joined Microsoft Corporation in 1989 as its Treasurer and became its Chief Financial Officer in 1993, in which capacity he served until his retirement in July 1997. Prior to joining Microsoft, Mr. Brown spent 18 years with Deloitte & Touche LLP. Mr. Brown is also a director of EMC Corporation, VMware, Inc., 360networks, FatKat, Inc., Pipeline Financial Group, Inc., DayJet Corporation and Thomas Weisel Partners, and serves on the audit committees of EMC Corporation, Thomas Weisel Partners and VMware, Inc. He is a member of the Particle Economics Research Institute. Mr. Brown holds a Bachelor of Science degree in Economics from the University of Washington in Seattle.



Jack M. Fields, Jr. | Independent Director

Mr. Fields, age 56, joined the Company as a Class III director in January 1997 following his retirement from the United States House of Representatives, where he served for 16 years. Mr. Fields is a member of the Company's Compensation Committee and the Nominating and Corporate Governance Committee. During 1995 and 1996, Mr. Fields served as Chairman of the House Telecommunications and Finance Subcommittee, which has jurisdiction and oversight of the Federal Communications Commission and the Securities and Exchange Commission. Mr. Fields has been Chief Executive Officer of the Twenty-First Century Group in Washington, D.C. since January 1997. Mr. Fields also serves on the Board of Directors of AIM Management Group, Inc. and the Discovery Channel – Global Education Fund. Mr. Fields earned a Bachelor of Arts degree in 1974 from Baylor University, and graduated from Baylor Law School in 1977.



Dr. Eli Jones | Independent Director

Dr. Jones, age 46, joined the Company as a Class I director in April 2004. He is Chairman of the Company's Compensation Committee and a member of the Nominating and Corporate Governance Committee. Dr. Jones is a Professor of Marketing and Associate Dean at the C.T. Bauer College of Business at the University of Houston. He was an Associate Professor of Marketing from 2002 to 2007 and was an Assistant Professor from 1997 until 2002. He taught at Texas A&M University for several years before joining the faculty of the University of Houston. He served as the Executive Director of the Program for Excellence in Selling and the Sales Excellence Institute at the University of Houston from 1997 until 2007. Dr. Jones also serves on the editorial review boards of the *Journal of the Academy of Marketing Sciences, Journal of Personal Selling and Sales Management, Journal of Business and Industrial Marketing, and Industrial Marketing Management.* He has conducted research and published articles on sales and sales management topics in major journals and is the co-author of a sales textbook, Selling ASAP, and a professional book: Strategic Sales Leadership. Dr. Jones is also an ad hoc reviewer for the *Journal of Marketing, Journal of Business Research,* American Marketing Association, and the National Conference in Sales Management. Before becoming a professor, Dr. Jones worked in sales and sales management for three Fortune 100 companies: Quaker Oats, Nabisco and Frito-Lay. He received his Bachelor of Science degree in Journalism in 1982, his MBA in 1986 and his Ph.D. in 1997 from Texas A&M University.



Paul S. Lattanzio | Independent Director

Mr. Lattanzio, age 44, has been a Class III director of the Company since 1995. He is a member of the Company's Finance, Risk Management and Audit Committee and the Nominating and Corporate Governance Committee. Mr. Lattanzio joined Bear Stearns, Inc. in July 2003 as a Senior Managing Director and head of Bear Growth Capital Partners, a private equity group. He previously served as a Managing Director for TD Capital Communications Partners (f/k/a Toronto Dominion Capital), a venture capital investment firm, from July 1999 until July 2002. From February 1998 to March 1999, he was a co-founder and Senior Managing Director of NMS Capital Management, LLC, a $600 million private equity fund affiliated with NationsBanc Montgomery Securities. Prior to NMS Capital, Mr. Lattanzio served in several positions with various affiliates of Bankers Trust New York Corporation for more than 13 years, most recently as a Managing Director of BT Capital Partners, Inc. for more than five years. Mr. Lattanzio has experience in a variety of investment banking disciplines, including mergers and acquisitions, private placements and restructuring. Mr. Lattanzio also serves on the Board of Directors of Harlem Furniture, LLC, Avid Health, Inc., New Chapter, Inc., Dairyland Corp., Everything But Water, LLC, Francesca's Holdings Corp. and Crestcom Holdings, Ltd. Mr. Lattanzio received his Bachelor of Science degree in Economics with honors from the University of Pennsylvania's Wharton School of Business in 198[illegible]



Gregory E. Petsch | Independent Director

Mr. Petsch, age 57, joined the Company as a Class I director in October 2002. He is Chairman of the Company's Nominating and Corporate Governance Committee and a member of the Compensation Committee. Mr. Petsch retired from Compaq Computer Corporation in 1999 where he had held various positions since 1983, most recently as Senior Vice President of Worldwide Manufacturing and Quality since 1991. Prior to joining Compaq, he worked for 10 years for Texas Instruments. In 1992, Mr. Petsch was voted Manufacturing Executive of the Year by *Upside* Magazine, and in 1993 - 1995 he was nominated Who's Who of Global Business Leaders. He is founder and President of Petsch Foundation, Inc. He earned a Bachelor of Business Technology degree from the University of Houston in 1978.



Richard G. Rawson | Management Director

Mr. Rawson, age 59, President of the Company and its subsidiaries, is a Class III director and has been a director of the Company since 1989. He has been President since August 2003. Before being elected President, he served as Executive Vice President of Administration, Chief Financial Officer and Treasurer of the Company from February 1997 until August 2003. Prior to that, he served as Senior Vice President, Chief Financial Officer and Treasurer of the Company since 1989. Prior to joining the Company in 1989, Mr. Rawson served as a Senior Financial Officer and Controller for several companies in the manufacturing and seismic data processing industries. Mr. Rawson also serves on the University of Houston's C.T. Bauer College of Business Dean's Executive Advisory Board and on the Board of Directors of the YMCA of Greater Houston. He previously served the National Association of Professional Employer Organizations (NAPEO) as President (1999-2000), First Vice President, Second Vice President and Treasurer. In addition, he previously served as Chairman of the Accounting Practices Committee of NAPEO for five years. Mr. Rawson has a Bachelor of Business Administration degree in finance from the University of Houston.



Paul J. Sarvadi | Management Director

Mr. Sarvadi, age 51, Chairman of the Board and Chief Executive Officer and co-founder of the Company and its subsidiaries, is a Class II director and has been a director and Chairman of the Board since the Company's inception in 1986. He has also served as the Chief Executive Officer of the Company since 1989. He also served as President of the Company from 1989 until August 21, 2003. Prior to that, he served as Vice President and Treasurer of the Company from its inception in 1986 until April 1987, and then as Vice President from April 1987 until 1989. He attended Rice University and the University of Houston prior to starting and operating several small companies. Mr. Sarvadi has served as President of NAPEO and was a member of its Board of Directors for five years. He also served as President of the Texas Chapter of the NAPEO for three of the first four years of its existence. Mr. Sarvadi serves on the Board of Trustees of the DePelchin Children's Center in Houston. In 1995, Mr. Sarvadi was selected as Houston's Ernst & Young Entrepreneur of the Year for service industries and, he was selected as the 2001 National Ernst & Young Entrepreneur of the Year for service industries. In 2004, he received the Conn Family Distinguished New Venture Leader Award from Mays Business School at Texas A&M University. In 2007, he was inducted into the Texas Business Hall of Fame.



Austin P. Young | Independent Director

Mr. Young, age 67, joined the Company as a Class II director in January 2003. He is Chairman of the Company's Finance, Risk Management and Audit Committee and a member of the Nominating and Corporate Governance Committee. Mr. Young served as Senior Vice President, Chief Financial Officer and Treasurer of CellStar Corporation from 1999 to December 2001, when he retired. From 1996 to 1999, he served as Executive Vice President - Finance and Administration of Metamor Worldwide, Inc. Mr. Young also held the position of Senior Vice President and Chief Financial Officer of American General Corporation for more than eight years and was a partner in the Houston and New York offices of KPMG before joining American General. Mr. Young currently serves as a Director and Chairman of the Audit Committees of Tower Group, Inc. and Amerisafe, Inc. He is a member of the Houston and State Chapters of the Texas Society of CPAs the American Institute of CPAs, and the Financial Executives Institute. He holds an accounting degree from the University of Texas.

END